Exhibit 99.2

SEABRIDGE GOLD

MANAGEMENT PROXY CIRCULAR

DATED: May 8, 2026

MANAGEMENT PROXY CIRCULAR DATED: May 8, 20

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders of Seabridge Gold Inc. at Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada on Wednesday June 24, 2026 at 10:00 am Eastern Daylight Time. The attached Circular provides important information enabling you to make informed decisions in the exercise of your rights as a shareholder, including details on our director nominees, our governance policies and procedures, our approach to executive compensation and ESG initiatives, and the other business of the Meeting.

2025 was a year of meaningful progress for Seabridge and we're pleased to share our successes with you.

Moving KSM Forward

As 2025 passed and metals prices rose, interest of the major mining companies reviewing the KSM Project became more focused on reaching agreement on a KSM partnership. During the year, management spent considerable time responding to due diligence reviews by a number of high-quality potential partners and a number of site visits occurred in the third quarter of 2025. By November 2025, we had identified a preferred candidate who we are confident has the technical, financial and social wherewithal to successfully build and operate a project the size of KSM. We continue to advance towards a partnership with this preferred candidate with the goal of concluding a successful transaction in 2026.

While we work towards establishing a partnership, our priority is also to make progress on the ground at KSM. The 2025 field programs at KSM were designed to collect the information required for a KSM Project feasibility study, which includes the largest geotechnical drilling effort in our history, totaling approximately 8,500 meters of drilling across 117 drill holes. We have also been assembling a team of top experts in preparation for the initiation of the next major phase of work - a KSM Project feasibility study. Construction has advanced on the Treaty Creek Terminal (TCT) switching station which connects KSM to renewable power from BC Hydro, with completion of construction scheduled for Q4 2026. Progress was also made with engineering studies and advancing KSM permitting.

Creating a New Public Company to Advance the Courageous Lake Project

Since the announcement in December 2025 of our intention to spin-out the Courageous Lake Project into a newly formed public company, Valor Gold Corp., we have progressed quickly towards completing that transaction. At the outset, Valor Gold will be 100% owned by our existing shareholders and will be run by a management team dedicated to advancing Courageous Lake. The shareholders meeting to approve the transaction is being held on May 22, 2026 and, if we meet our schedule, Valor Gold should be owned by our shareholders before the Annual General Meeting on June 24, 2026. On completion, our shareholders will be issued the shares of Valor. Completion of the transaction is conditional on Valor being concurrently listed on the TSX, with an OTCQB listing intended to follow. The Board and management team who will run Valor Gold is made up of executives with many years of experience in the industry and we are confident they will build value for our shareholders.

Successful Drilling at Snip North Leads to Maiden Resource Estimate

The 2025 exploration program at Snip North was expanded beyond our original plan due to the success our exploration team achieved. In the end, over 24,000 meters of diamond drilling was completed, and a major porphyry system was confirmed. Each of the holes drilled in 2025 at Snip North intersected wide zones of gold/copper mineralization including 820 meters of 0.66 grams per tonne Au and 0.14% Cu in hole SN-25-30. Snip North is now defined over a strike length of 2,100 meters, a dip projection of 600 meters, and up to 700 meters in width. Results from Seabridge’s drilling programs from 2023-2025 were used for estimation of mineral resources and a maiden mineral resource estimate for the Snip North deposit was announced on April 15, 2026. The limits of mineralization have not yet been defined, and the system remains open at depth to the west and north.

2025 Corporate Objectives

As we do each year, Seabridge set out our objectives for 2025 early in the year and, in February of this year, we were pleased to report our success in meeting 14 of the 16 objectives. Details of our 2025 objectives appear in this Proxy Circular. We were very proud that our commitment to health and safety was recognized with the KSM team being named as the 2025 recipient of the AME David Barr Award for its leadership in developing a collaborative approach to health and safety unifying companies and communities in a remote region in BC. Our commitment to sustainability continues to be strong, with six of our 16 2025 objectives relating to aspects of sustainability and all six having been accomplished.

We were very pleased with our share price performance in 2025. It was an exceptional year for the gold sector, and we believe our share price reflected both the broader strength in the sector and increasing investor recognition of the value embedded in our asset base. Our share price performance lagged the producing companies’ performance over the first two months of the year but then substantially outperformed the S&P/TSX Global Gold Index (TTGD) for the remainder of the year as investor interest moved into advanced exploration and development gold companies. For the entire year our share price was up 148.1%, whereas TTGD was up 142.7%, and for the final 10 months of the year our share price was up 159.5% compared to TTGD which was up 104.27% over the same period. This confirms the value in our model of providing outsized exposure to gold through a large, high-quality asset, while advancing our assets in a disciplined manner to unlock long-term value.

Retirement and Appointment of New CFO

After 15 years of dedicated service to the Company, Chris Reynolds has retired from his role as Chief Financial Officer. During his tenure with the Company, Chris played an important role in advancing Seabridge through significant change and growth. He established a strong focus on financial reporting, built a finance team, cultivated cybersecurity and enterprise risk management, and helped secure ongoing funding to advance key projects. Seabridge shareholders owe Chris a debt of gratitude for his years of service, and all of us at the Company wish Chris all the best in his retirement.

In February, Seabridge announced the appointment of Greg Martin as its new Chief Financial Officer. Greg brings deep experience in the areas of corporate finance, treasury, corporate development and building strong teams. Greg recently held the roles of CEO of Nevada Copper, EVP and CFO at SSR Mining, and other executive roles with NovaGold, Zincore Metals, and Placer Dome. He has managed acquisitions and significant joint ventures in the mining industry which will prove valuable for the establishment of a joint venture on our KSM Project. His diverse background and education underline his strategic mindset, adaptability, and competitive drive.

I am excited to welcome Greg to our leadership team. With his deep expertise in financial management and strategic planning, we are confident that he will be a great addition to the executive team and help drive our company’s next phase of development as a joint venture partner and producer.

I hope to see you at the Meeting. If you cannot attend, please return your proxy and have your say.

On behalf of the Board of Directors,

“Rudi P. Fronk”

Rudi P. Fronk
Chair and CEO
May 8, 2026

MEETING INFORMATION

Type:	Annual General Meeting
Date:	June 24, 2026
Time:	10:00 a.m. Eastern Daylight Time
Place:	Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada

Matters For Consideration at the Meeting

1.	Receiving the Financial Statements and Auditor’s Report
2.	Electing the Directors
3.	Appointing the Auditor and Authorize the Auditor Remuneration
4.	Approving, on an Advisory Basis, the Corporation’s Approach on Executive Compensation

Information with respect to the matters for consideration at the Annual General Meeting (the “Meeting”) is set forth in this Management Proxy Circular (the “Circular”) under the heading “Business of the Meeting” and in the other sections of this Circular as outlined in that section.

Proxy and Voting Instruction Form

Registered shareholders of the Corporation will receive a Notice of Meeting and a form of proxy directly from the Corporation’s agent. If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it in order to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive a Notice of Meeting and a voting instruction form from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein in order to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by proxy or voting instruction form is set forth below under the heading “Proxy Solicitation and Voting”.

Information in this Circular is provided as of May 8, 2026 unless stated otherwise.

SEABRIDGE GOLD	iii

Table of Contents

MEETING INFORMATION	iii
BUSINESS OF THE MEETING	1
Financial Statements and Auditor’s Report	1
Election of Directors	1
Appointment and Remuneration of Auditor	2
Advisory Resolution on Executive Compensation	3
Interest of Certain Persons in Matters to be Acted Upon	4
Other Matters	4
NOMINEES FOR ELECTION AS DIRECTORS	5
The Nominees	5
Nominees’ Skills	14
Board Gender Diversity	16
Cease Trade Orders, Bankruptcies, Penalties and Sanctions	16
SEABRIDGE AND SUSTAINABILITY	18
Environment	18
Social Responsibility	19
Governance	19
CORPORATE GOVERNANCE	23
Board of Directors	23
Board Mandate	25
Position Descriptions	26
Orientation and Continuing Education	27
Code of Business Conduct and Ethics, Governance Policies and Corporate Policies	28
Nomination of Directors	31
Corporate Governance and Nominating Committee	33
Audit Committee	33
Human Resources and Compensation Committee	34
Two Additional Board Committees	36
Assessments	37
Term Limits and Other Mechanisms of Board Renewal	37
Policies Regarding Diversity in Board Membership and Executive Officers	38
Expectations and Accountability of Management	40

SEABRIDGE GOLD	iv

EXECUTIVE COMPENSATION	40
Compensation Discussion and Analysis	41
Summary Compensation Tables	54
Incentive Plan Awards	55
Pension Plan Benefits	56
Termination and Change of Control Benefits	57
Director Compensation	58
Securities Authorized for Issuance Under Equity Compensation Plans	61
Indebtedness to Corporation of Directors and Executive Officers	61
PROXY SOLICITATION AND VOTING	62
Solicitation of Proxies	62
Appointment of Proxyholder	62
Voting By Proxy	62
Completion and Return of Proxy	63
Non-Registered Holders	63
Revocability of Proxy	64
Record Date	64
Voting Shares and Principal Holders of Voting Securities	65
ADDITIONAL INFORMATION	65
Interest of Informed Persons in Material Transactions	65
Management Contracts	65
Response to Shareholders	65
Information Relating to the Corporation	66
APPROVAL	66
APPENDIX 1 DIVERSITY AND INCLUSION POLICY	I
APPENDIX 2 EQUITY INCENTIVE COMPENSATION PLANS	III

SEABRIDGE GOLD	v

BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2025 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at ten and the Corporation presently has ten directors. Management of the Corporation proposes the following ten persons as its nominees for election as directors of the Corporation at the Meeting:

Information concerning each of the nominees appears in this Circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices, and its executive compensation policies and payments to executive officers, are also set forth in this Circular under the headings “Corporate Governance” and “Executive Compensation”, respectively.

If the nominees listed above are elected, women directors will make up 40% of all directors and 37.5% of all independent directors. In addition, 10% of the Board will be Indigenous Canadian.

Under the Canada Business Corporations Act (the “CBCA”), shareholders must vote on directors individually, not by slate. You may either vote “for” or “against” the election of each Nominee and directors are not considered elected unless they receive more votes “for” their election than “against” at an uncontested meeting. Although the CBCA permits a Board to allow an incumbent director that is not elected to continue in office for up to 90 days, the Board will not recognize an unelected nominee as continuing in office and shall appoint a replacement in accordance with the CBCA. As a result, at the Meeting, a nominee will only be elected and continue in office after the Meeting if the number of votes cast in the nominee’s favour represents a majority of the votes cast in respect of the nominee.

SEABRIDGE GOLD	1

Majority Voting Policy

The Toronto Stock Exchange (“TSX”) has indicated that the CBCA provisions described above satisfy the TSX’s requirement for a majority voting policy for the election of directors. Accordingly, the Corporation no longer has a Majority Voting Policy since it is no longer necessary in light of the CBCA amendments and the TSX’s position.

Advance Notice of Director Nominations

The Corporation's By-laws contain advance notice standards for director nominations (the "Advance Notice Provisions"). The By-laws, including the Advance Notice Provisions, are available on the Corporation's website at www.seabridgegold.com. Key elements of the Advance Notice Requirements include:

(a)	nominations of persons for election to the Board may only be made at an annual meeting of Shareholders, or at a special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors;
(b)	nominations can be made by or at the direction of the Board, most commonly pursuant to a notice of meeting, and can also be made by or at the request of one or more shareholders pursuant to a proposal or requisition made in accordance with the CBCA;
(c)	a “Nominating Shareholder” may nominate a person for election as a director if such person: (i) provides notice to the secretary of the Corporation not less than 60 days prior to the date of the meeting (subject to other specific timing requirements, content requirements and delivery requirements as provided in Section 5.3, 5.4 and 5.7 of the By-laws, respectively); and (ii) owned voting shares both at the time of giving such notice and as of the record date set for the meeting; and
(d)	the Chair of the Board has the power and duty to determine whether a nomination was made in accordance with the required procedures and, if not, to declare that the nomination is defective and will be disregarded. The Board may, in its sole discretion, waive any procedural requirements.

Appointment and Remuneration of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditor.

Auditor’s Fees

For the years ended December 31, 2025, and 2024, the Corporation paid the external auditor as detailed below:

	2025	2024
Audit fees	$1,171,500	$1,231,514
Audit related fees	Nil	Nil
Tax fees	Nil	Nil
Other fees	Nil	Nil
Total	$1,171,500	$1,231,514

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Advisory Resolution on Executive Compensation

The Board has adopted a Say-on-Pay Policy under which the Corporation will give its shareholders the opportunity annually to express their views on the Corporation’s executive compensation practices and decisions in the form of a non-binding shareholder advisory vote (“Say-on-Pay”). Say-on-Pay is intended to enhance accountability for the Board’s compensation decisions.

The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures, and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding the Corporation’s approach to compensation under the heading “Executive Compensation” and, in particular, within that Section under “Compensation Discussion and Analysis”. Since 2022, the Corporation has engaged The Bedford Consulting Group (“Bedford”), compensation advisors, annually to review and recommend compensation practices for the Corporation’s officers and directors. In 2022, Bedford made numerous recommendations regarding the Corporation’s compensation approach, and these recommendations were implemented by the adoption of an entirely new approach to short-term and long-term incentive compensation. Since 2023, Bedford has reviewed the compensation approach each year and made recommendations to implement minor updates. Shareholders who vote against the Say-on-Pay resolution are encouraged to contact the Board using the contact information under the heading “Information Relating to the Corporation” in this Circular to discuss their concerns about the Corporation’s approach to executive compensation.

At the Meeting, shareholders will be asked to consider, and if thought fit, pass the following resolution (the “Say-on-Pay Resolution”) regarding executive compensation:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated May 8, 2026 in respect of its Annual General Meeting of Shareholders.”

The Board unanimously recommends that each shareholder vote FOR the Say-on-Pay Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the Say-on-Pay Resolution. If the Say-on-Pay Resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the Say-on-Pay Resolution) to understand their concerns and will review the Corporation’s approach to executive compensation in the context of those concerns. Results from the Board’s review will be discussed in the Corporation’s management proxy circular the following year. At the Corporation’s Annual General Meeting in 2025 the Say-on-Pay vote was approved by 93.5% of the shareholders who voted on the resolution.

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Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

SEABRIDGE GOLD	4

NOMINEES FOR ELECTION AS DIRECTORS

The Nominees

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. The Corporation also has a Human Resources and Compensation Committee (the "HRCC"), a Corporate Governance and Nominating Committee (the “Governance Committee”), a Sustainability Committee and a Technical Committee. The Members of these committees of the Board are as set out in the tables below. All the incumbent directors hold sufficient securities of the Corporation to meet the securities ownership threshold applicable to them under the Corporation’s Equity Ownership Policy. The information in the tables below is provided as of May 8, 2026, except where expressly stated otherwise.

Trace Arlaud, Colorado, USA	Independent
Director Since: June 2021

Ms. Arlaud, M. Eng., CDI.D is currently the CEO of underground mining specialist, IMB Inc. She previously held lead engineering roles with several engineering and project implementation consultants including Hatch Associates Inc. and McIntosh Engineering (Stantec). Prior to that, she was Chief Engineer at PT Freeport in Indonesia, and held engineering roles at WMC Resources Ltd. and Normandy Ltd. both of Australia. Ms. Arlaud is an expert in mining, geology, geotechnical engineering, mining engineering and project management with 28 years of industry experience. She is also a Board member of Global Atomic Corporation, Imdex Ltd. and Igo Ltd.

Educated in Victoria, Australia, Ms. Arlaud has a Masters of Mining Engineering from the University of Ballarat and a BSc with Honours from La Trobe University.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 13,000 RSUs: 6,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 28,750 Total Value ($) of Shares, RSUs and DSUs: $1,164,662 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee ● Technical Committee		10/10 4/5 2/2	100% 80% 100%
2025 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,457,425	98.87%	611,555	1.13%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Global Atomic Corp. IGO Limited Imdex Limited		● Health and Safety Committee ● Nomination & Governance, Sustainability ● Renumeration Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees

SEABRIDGE GOLD	5

MATTHEW COON COME, Quebec, Canada	Independent
Director Since: June 2023

Mr. Coon Come is the former Grand Chief of the Grand Counsel of the Crees (Eeyou Istchee) and the Cree Regional Authority and a former Chairperson of the Cree National Trust. He was National Chief of the Assembly of First Nations from 2000 to 2003 and previously was Grand Chief/Chairman of the Grand Counsel of the Crees of Québec from 1987 to 1999 and 2008 to 2017. Earlier, he served two terms as Chief of the Mistissini First Nation. Mr. Coon Come is a Founding Member of the Board of Compensation of the Cree Nation and has been a director of Creeco, AirCreebec, Cree Regional Economic Enterprise Company and Cree Construction Company, and Chairman of Cree Housing Corporation and James Bay Native Development Corporation. He was a founding director of the First Nations Bank of Canada. He is a director of Labrador Iron Mines Holdings Limited, and served from 2017 as a director, Goldcorp Inc. (TSX) and its successor company Newmont Corporation (TSX and NYSE) on the Safety and Sustainability Committee, leaving that board in 2022. He is a member of the NACD and ICD.

Mr. Coon Come has been presented with numerous awards in the fields of aboriginal affairs and environmental stewardship. He received both the Goldman Price (1994) and the National Aboriginal Achievement Award (1995) and was awarded Honorary Doctorate of Laws degrees by Trent University in 1998 and by the University of Toronto in 2000. He was invested into the Order of Canada for his contribution to the nation.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: Nil RSUs: 13,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 22,750 Total Value ($) of Shares, RSUs and DSUs: $921,602 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee ● Sustainability Committee		9/10 5/5 2/2	90% 100% 100%
2025 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,425,307	98.81%	643,672	1.19%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Labrador Iron Mines Holdings Limited		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Newmont Corporation (2019 – 2022)		● Safety and Sustainability Committee ● Advisory Council on Indigenous Affairs ● Sustainability Committee

SEABRIDGE GOLD	6

RUDI P. FRONK, Colorado, USA	Non-Independent
Director Since: October 1999

Mr. Fronk has over 40 years of experience in the gold business, primarily as a senior officer and director of publicly traded companies. In 1999, Mr. Fronk co-founded Seabridge and has served as the Corporation’s CEO since that time. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 1,247,771 directly 30,000 indirectly RSUs: 236,603 Total Shares and RSUs: 1,514,374 Total Value ($) of Shares and RSUs: $61,347,290 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Chair, Board of Directors		10/10	100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,235,868	98.46%	833,110	1.54%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Paramount Gold Nevada Corp.		● Compensation Committee (Chair) ● Technical Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	7

M. Colin joudrie, british columbia, canada	Independent
Director Since: June 2025

Mr. Joudrie is currently President and Chief Executive Officer of Selkirk Copper Mines Inc. Mr. Joudrie retired as Vice President Business Development of Teck Resources Limited in June, 2024. Mr. Joudrie is an executive with over 35 years of experience in the mining industry, principally with Teck, Resources Limited, but with global exposure. He is skilled in assessing a wide range of mining investments and business opportunities and executing strategies to achieve corporate objectives. Mr. Joudrie has extensive experience in identifying, establishing, directing, and managing joint venture interests and working partnerships and in-depth experience in building high-performing and value-focused teams, developing pragmatic and capital efficient exploration programs and mining project configurations. In his role with Teck Resources Limited, he also worked extensively with the Indigenous groups and communities in the vicinity of mining projects, including in the area where the Corporation’s KSM and Bronson Corridor Projects are located.

Mr. Joudrie has Bachelor of Science (Honours) in Geological Sciences from Queens University and a Masters of Business Administration from the Ivey School of Business at the University of Western Ontario.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 12,500 RSUs: Nil DSUs: 13,750 Total Shares, RSUs & DSUs: 26,250 Total Value ($) of Shares, RSUs & DSUs: $1,063,387 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Technical Committee ● Sustainability Committee		10/10 2/2 2/2	100% 100% 100%
2025 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,718,167	99.35%	350,813	0.65%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Selkirk Copper Mines Inc.		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	8

MELANIE MILLER, Colorado, USA	Non-Independent
Director Since: June 2019

Since August 1, 2022, Ms. Miller has been Vice President, Chief Sustainability Officer of Seabridge and is a member of the Sustainability Committee. Ms. Miller is an executive with over 20 years of success leading business and supply chain innovation for Fortune 500 organizations. Ms. Miller has comprehensive experience increasing company performance and profitability through supply chain leadership, strategic planning and analysis, and organizational management. She also has extensive experience implementing processes to improve efficiency and is accomplished in all areas of program management with a keen ability to identify, build, and maintain business relationships.

In addition to building her executive coaching practice, Ms. Miller is on the board of Highland Copper. She has two undergraduate degrees from Miami University of Ohio and has pursued graduate education at both University of Chicago and Harvard. Ms. Miller has continued to develop her skills in cybersecurity and ESG through NACD and ICD.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 24,247 RSUs: 29,000 Total Shares, RSUs & DSUs: 53,247 Total Value ($) of Shares and RSUs: $2,157,035 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Sustainability Committee (Chair) ● Technical Committee		10/10 2/2 2/2	100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,703,236	99.32%	365,744	0.68%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Highland Copper Company Inc.		● Governance Committee ● Safety Environment & Social Responsibility Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	9

CLEM PELLETIER, British Columbia, Canada	Independent
Director Since: June 2018

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 36 years in resource-related environmental consulting. During his early years, he worked with INCO, US Borax/Rio Tinto and Utah International/BHP. In 1981, Mr. Pelletier founded the Rescan Group, a globally-recognized, industry leading mining/mineral processing engineering and environmental consulting firm. As Rescan’s President, Mr. Pelletier managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments.

He has managed large Environmental Impact Studies and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida and the Ekati Diamond Mine. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (CIMM) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. In 2023, Mr. Pelletier received the AME Robert R. Hedley Award for his contribution and advances in the realm of social and environmental responsibility, including contribution to increase equity, diversity and inclusion in British Columbia, Canada and worldwide.

Mr. Pelletier is a qualified ICD.D member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 40,350 RSUs: 6,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 56,100 Total Value ($) of Shares, RSUs and DSUs: $2,272,611 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Technical Committee (Chair) ● Sustainability Committee ● Human Resources & Compensation C’ttee		10/10 2/2 2/2 0/1	100% 100% 100% 0%
2025 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,720,659	99.36%	348,321	0.64%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

SEABRIDGE GOLD	10

JULIE ROBERTSON, Ontario, Canada	Independent
Director Since: June 2023

Ms. Robertson is currently Senior Vice President, Finance at Kinross Gold Corporation. She began her career at PWC. From 2006 until 2019, she worked at Barrick Gold where she engaged in various finance roles including the development of capital projects finance framework, to ensure all capital projects follow the same best practices including but not limited to P2P; planning; cash calls; asset management; and reporting. Her other duties included presenting to the Barrick Audit Committee on quarterly results, financial control, and accounting issues, and responding to SEC and OSC comment letters. Ms. Robertson departed Barrick as Partner, Vice President & Controller in 2019 and then joined Centerra Gold Corp. as Vice President Finance and Capital Projects. In 2022, she became Chief Financial Officer of Marathon Gold Corp. (TSX:MOZ), managing finance, treasury, planning and IT until Marathon was sold at the end of 2023. She was a Director of Quebec Precious Metals Corp. (TSXV) in 2021-2023.

Ms. Robertson is a Certified Public Accountant and was a member of CPA Canada’s Mining Industry Task Force on IFRS, created jointly with The Prospectors & Developers Association of Canada, ending in the role of Chairman.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: Nil RSUs: 13,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 22,750 Total Value ($) of Shares, RSUs and DSUs: $921,602 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Audit Committee (Chair)		10/10 4/4	100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,700,508	99.32%	368,471	0.68%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Quebec Precious Metals Corp. (2021 – 2023)		● Audit & Risk Management C’ttee (Chair) ● Governance and Nominating Committee

SEABRIDGE GOLD	11

JOHN SABINE, Ontario, Canada	Independent
Director Since: June 2014

Mr. Sabine is Lead Director of Seabridge and a member of the Corporate Governance and Nominating Committee and the Human Resources & Compensation Committee. He is a seasoned legal counsel, now retired from practice, with over 40 years experience in mining, corporate reorganization, securities, financing, and mergers and acquisitions. In addition to advising public companies and investment banks, he has served on the boards of directors of a number of public and private companies in a variety of businesses.

He is a former director and Chief Executive Officer of Arbor Memorial Services Inc. and was non-executive Chair of Anvil Mining Limited, North American Nickel Inc. (now Premium Nickel Resources Corporation), and Meridian Mining UK Societas. Mr. Sabine has also served as a director of Minera Rayrock Inc., Discovery West, Blackrock Ventures Inc., Golden Star Resources Limited, Uranium One, Lipari Energy Inc., Barkerville Gold Mines Ltd. (now Osisko Development Corp.), and Rincon Ltd., a private company with mineral assets in the United States and Argentina. Mr. Sabine holds Bachelor of Arts and Bachelor of Law degrees from Western University.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended

Shares: 22,600 directly

     34,400 indirectly

RSUs:    6,300

DSUs:    10,650

Total Shares, RSUs & DSUs: 73,950

Total Value ($) of Shares, RSUs and DSUs: $2,995,714

Met Equity Ownership Policy Share Ownership Threshold:
Yes

	● Lead Director, Board of Directors ● Corporate Governance & Nominating C’ttee ● Human Resources & Compensation C'ttee		10/10 5/5 1/1	100% 100% 100%
2025 Annual Meeting Voting
	Votes in Favour		Votes Against
	50,297,813	93.03%	3,771,166	6.97%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Osisko Green Acquisition Limited (2021-2023)		● Lead Director ● Audit Committee (Chair)

SEABRIDGE GOLD	12

GARY SUGAR, Ontario, Canada	Independent
Director Since: June 2016

Mr. Sugar is well-known for his extensive involvement in the investment banking industry. He served for 32 years with RBC Capital Markets, including 24 years as a Managing Director. During his tenure at RBC, Mr. Sugar led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he worked for the mining industry in various roles ranging from corporate development to field geologist.

Mr. Sugar has previously served on the boards of Stillwater Mining Company, Osisko Mining Corporation, Norzinc Ltd. and Romarco Minerals Inc. where he was active on Audit, Compensation and Special Committees.

Mr. Sugar holds a BSc in Geology and an MBA, both from the University of Toronto.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 31,500 RSUs: 6,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 47,250 Total Value ($) of Shares, RSUs and DSUs: $1,914,097 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Human Resources and Compensation C’ttee (Chair) ● Audit Committee		10/10 1/1 4/4	100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,761,058	99.43%	907,921	0.57%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Norzinc Ltd. (2019 to 2022)		● Audit Committee

SEABRIDGE GOLD	13

CAROL WILLSON, Ontario, Canada	Independent
Director Since: June 2022

Ms. Willson was appointed to the Seabridge Board in 2022, serves on 3 Committees and is Chair of the Corporate Governance and Nominating Committee. Prior to joining the Seabridge Board, Ms. Willson worked in the risk assurance and advisory consulting practices of Ernst & Young LLP (EY) from 1992 to 2021 and now has her own consulting business. At EY, as a trusted Risk Consulting leader, her projects included leading corporate governance, enterprise risk management, internal controls and internal audit consulting work. Ms. Willson has also acted as head of internal audit for gold mining companies and carried out multiple internal audit projects in key risk areas such as cybersecurity, project controls, ESG, and procurement.

Ms. Willson was previously a board member for a non-for-profit organization for 10 years and during that time acted as Board Chair and Chair of multiple Board Committees. She holds an MBA (Accounting) from the University of Toronto, risk and fraud certifications and a director’s designation (ICD.D) from the Institute of Corporate Directors.

Securities Held At: May 8, 2026	Seabridge Board and Board Committees (2025)		2025 Meetings Attended
Shares: 8,862 RSUs: 6,000 DSUs: 9,750 Total Shares, RSUs & DSUs: 24,612 Total Value ($) of Shares, RSUs and DSUs: $997,032 Met Equity Ownership Policy Share Ownership Threshold: Yes	● Board of Directors ● Corporate Governance & Nominating C’ttee (Chair) ● Audit Committee ● Sustainability Committee		10/10 5/5 4/4 2/2	100% 100% 100% 100%
2024 Annual Meeting Voting
	Votes in Favour		Votes Against
	53,413,099	98.79%	655,880	1.21%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

Nominees’ Skills

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors.  The matrix is useful in identifying the skills needed when recruiting future nominees.  While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management.  The table below sets out the skills and experience of each director nominee.

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SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Government Relations[5]	Governance[6]	Human Resources[7]	Sustain-ability[8]	Cyber security	Management[9]
Trace Arlaud			X	X		X	X	X		X
Matthew Coon Come			X		X	X	X	X		X
Rudi P. Fronk	X	X	X	X	X	X	X	X		X
Colin Joudrie		X	X	X	X		X	X		X
Melanie Miller	X		X			X		X		X
Clem Pelletier	X	X	X	X	X	X		X		X
Julie Robertson	X	X	X			X	X	X		X
John Sabine	X	X	X			X	X			X
Gary Sugar	X	X	X	X		X
Carol Willson	X	X	X			X	X	X	X	X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.
(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of Indigenous peoples, and stakeholder involvement.
(9)	Has received training on cybersecurity issues and/or experience with respect to providing advice on, or assistance with, implementing, cybersecurity safeguards and responses.
(10)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

SEABRIDGE GOLD	15

Board Gender Diversity

Of the current nominees for election to the Corporation’s Board of Directors, four of the ten (40%) are women, and amongst the independent directors, three of eight (38%) are women.

When selecting Board nominees, the Board also takes into consideration the diversity of members of Board Committees. The Corporation presently has five Board Committees, of which two Committees have a woman acting as Chair and three Committees are composed of 50% or higher women members.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,
(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

SEABRIDGE GOLD	16

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;
(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk served as non-executive chairman and a director, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

SEABRIDGE GOLD	17

SEABRIDGE AND SUSTAINABILITY

Seabridge is committed to following strong Environmental, Social, Governance (“ESG”) practices, including climate-related practices and Diversity, Equity and Inclusion (“DEI”) initiatives in a way that builds value for shareholders, stakeholders and partners. Seabridge is mindful of the impacts of its activities and decisions, and strives to advance its projects and business responsibly.

Seabridge has been reporting on its sustainability performance through the release of an annual Sustainability Report since 2021. The Corporation’s Sustainability Report initially focused on ESG matters but has since increased the scope of its reporting to align with the reporting requirements of the Task Force on Climate-related Financial Disclosure (“TCFD”), the reporting requirements of the Taskforce on Nature-related Financial Disclosures (“TNFD”) and the Transition Plan Taskforce (“TPT”), in a commitment to taking an integrated approach to sustainability and reporting. In its 2024 Sustainability Report the Corporation also advanced an enterprise-wide approach to risk management and strategy development. As the Issuer progresses on its sustainability journey, it acknowledges that gaps exist in meeting all TCFD and TNFD recommendations. The Issuer takes an iterative approach to its TCFD and TNFD reporting and commits to transparently reporting on the evolution and improvement of its climate and nature management approach and disclosure each year.

Highlights of Seabridge’s activities on ESG matters are set forth below and more detail is provided in our Sustainability Reports. The Sustainability Reports and supporting data tables may be viewed in full by selecting the “Sustainability” tab on the Corporation’s website, www.seabridgegold.com.

Environment

Through the implementation of responsible design, a design approach which places a greater emphasis on the protection of air, water quality, fish, wildlife and vegetation, the Corporation works to minimize the footprints and environmental impacts of its project designs in the context of its business. Seabridge performs ongoing evaluations of risks and opportunities associated with climate change and nature at the Board, executive management and operational level aligned to the TCFD and TNFD. Seabridge successfully captured and reported on its Scope 1 and 2 carbon emissions for the first time in respect of 2022. Since January 1, 2023, the Corporation has also implemented various measures to start collecting data for the purposes of being able to calculate Scope 3 emissions. Scope 3 emissions are not produced by the Corporation itself and are not the result of activities with assets owned or controlled by it. They are emissions by third parties whose business activity is either upstream or downstream within Seabridge’s value chain.

Seabridge started its work on Scope 3 emissions by performing an analysis to identify purchased goods for which emissions can be calculated in the future. From its analysis, with respect to the Corporation’s contractors, only contractors that burn their own fuel fall within the remit of Scope 3. Seabridge’s Scope 3 emissions sources for the purposes of the Sustainability Report for 2023 included: commuting of both contractors and employees to the Corporation’s Project sites (KSM, Bronson Corridor, Snowstorm, 3 Aces and Courageous Lake), contracted waste management services, business travel inclusive of accommodation, and some transport and performance of the analysis of exploration laboratory samples. In 2024, emissions associated with working from home employees were allocated to Scope 3 (previously allocated to Scope 2) in alignment with the recommendations of the Greenhouse Gas Protocol.

SEABRIDGE GOLD	18

Social Responsibility

Seabridge’s projects in Canada are located within or near the traditional territories of Indigenous groups (or First Nations). Our approach to project planning emphasizes early, frequent, and transparent communication, and providing timely responses to requests and queries. Through engagement and dialogue, we develop plans that consider and incorporate Indigenous feedback to address their needs and reasonable concerns. We maintain a focus on promoting employment and contracting opportunities for members of Indigenous groups. For example, at the KSM Project, out of the aggregate spending on early construction works from 2021 to 2025 of $576.9 million, the Corporation spent $364.6 million, or 63% with businesses owned by, or in a business relationship with, governments or members of Indigenous groups from the area around the Project. Our efforts include direct community outreach, participation in career fairs, providing bursaries and educational programs for building knowledge and career development, working with local Indigenous businesses and their partners, implementing commitments in our Impact and Benefit Agreements with the Nisga’a Nation and the Tahltan Nation, and encouraging our contractors to do the same.

Our commitment to local employment and procurement is not just in relation to our KSM Project. In 2025, across all our significant locations of operation:

•	approximately $40.7 million was spent on local procurement; and

•	20.1% of the total procurement budget was spent on local suppliers.

The Issuer has approximately 50 full-time, permanent employees. The Corporation’s efforts to support diversity and create a respectful work environment has also resulted in women constituting 30% of its executive team and 51% of its workforce.

Sustainability Governance

Seabridge’s Board of Directors, its Audit Committee and its Sustainability Committee are responsible for the oversight and management of risks, including environmental (climate change and nature-related risks). In 2021, the Board established a Sustainability Committee and broadened the scopes of other Board Committees’ responsibilities to include relevant ESG and DEI matters. The Board and its Sustainability Committee are responsible for the Corporation’s environmental (climate and nature-related) risk management and strategy.

All members of the Sustainability Committee are directors. The Committee is currently led by an independent director and it oversees the sustainability initiatives of the Corporation and the implementation and reporting work performed by the Chief Sustainability Officer. Climate change is a standing agenda item for Sustainability Committee meetings, whereby concerns, data, targets, and strategy are discussed and reviewed. This is supplemented by work undertaken by the senior executive team. The outcomes of the Sustainability Committee’s work is reported to the Board of Directors at each meeting and an in-depth strategic review at the Board level occurs on an annual basis. In 2025, the Sustainability Committee’s governance process was reviewed and updated, and approved by the Sustainability Committee and the full Board.

Seabridge is committed to embedding ESG and associated risk management into its performance evaluation and renumeration process. Each year, Seabridge establishes a set of objectives to be accomplished for the year. In 2025, six of our 16 objectives related to ESG and they had a collective weighting for incentive compensation of the Corporation’s officers of 15%. Each of these 6 objectives were achieved. In 2025, these six objectives were:

SEABRIDGE GOLD	19

1)	Achieve improvement in key Health and Safety indicators including a company-wide Total Reported Incident Frequency ("TRIF") of less than or equal to 1.5 for 2025 (Weighting: 5%)
2)	Continue mine closure activities at the former Johnny Mountain mine to the satisfaction of regulators. (Weighting: 2%)
3)	Remain in compliance with permit conditions, reporting, regulatory inspections and technical requests for all projects. (Weighting: 2%)
4)	Continue to strengthen our social license with Treaty and First Nations and local communities. (Weighting: 2%)
5)	Continue to mature our risk management programs and systems by developing action plans that can decrease risk ratings for our more significant risks. (Weighting: 2%)
6)	Continue to develop internal processes, technology, and controls to support compliance with Canadian Sustainability Standards Board guidelines through workshops, regulatory and reporting update sessions, and internal documentation. (Weighting: 2%)

Seabridge began a formal enterprise risk management process several years ago, which was expanded in 2022 to include a review of climate-related risks and opportunities and expanded again in 2023 to include a review of nature-related risks and opportunities.  Also in 2023, Seabridge’s executive and Board undertook the first enterprise-level key risk review and further developed our enterprise risk management approach, including climate- and nature-related risks and opportunities.   The goal of the review was to ensure the integration and coordination of all enterprise risk management activities within the Corporation ensuring a comprehensive and consistent view of the Corporation’s enterprise risk profile.  The intent of the enterprise risk management system is to continually identify and assess risks and opportunities that may positively or negatively impact the business and ensure the Corporation proactively takes appropriate measures to address those risks. We will continue to advance our enterprise risk management process in future years.

Seabridge has also adopted a Diversity and Inclusion Policy and achieved our goals of having a minimum of 30% of our directors and 30% of our executive officers be women. In addition, each of our Board and executive team includes one person that is a member of a Canadian First Nation. In 2023, we adopted a Say-on-Pay Policy, and our shareholders had the opportunity to engage in an advisory vote on the Corporation’s compensation approach since the Corporation's Annual General Meeting in 2023. Shareholders will have a similar opportunity to vote on the Corporation’s compensation approach at the Meeting and future Annual General Meetings. Seabridge has also established policies to promote responsible executive behaviour, including a “Clawback” Policy, an Equity Ownership Policy, an Anti-Hedging Policy, a Whistleblower Policy and a Code of Business Conduct and Ethics.

SEABRIDGE GOLD	20

As a result of its ongoing work to advance its governance practices and procedures, as of the date of this Circular, Seabridge has in place the following Policies

Anti-Hedging Policy	Code of Business Conduct and Ethics	Communications and Disclosure Policy
Community Sponsorship and Donation Policy	Diversity and Inclusion Policy	Environmental Policy
Equity Ownership Policy	Health and Safety Policy	Insider Trading Policy
Incentive-Based Compensation Recovery Policy	Respectful Workplace Policy & Program	Say-On-Pay Policy
Shareholder Engagement Policy	Sustainability Policy	Whistleblower Policy

Brief descriptions of many of these Policies appear in this Circular in the “Code of Business Conduct and Ethics, Governance Policies and Corporate Policies” section under the heading “Corporate Governance”. The text of the above Policies may be viewed in full by selecting the “Governance” tab under the heading “Company” on the Corporation’s website, www.seabridgegold.com. The Board, or the relevant Committee, also undertakes routine reviews of its Policies and updates them as considered appropriate.

The Board has also taken numerous measures to promote high functioning and independent decision-making at the Board level, including:

•	putting forward a slate of directors that has 80% independent director nominees and including, at the end of every Board meeting, an in-camera session attended only by independent directors to provide a regular opportunity for open and candid discussion amongst all independent directors.

•	appointing a Lead Director who has the role and responsibility to act as independent leader of the Board.

•	meeting annually with management to review the plans for Seabridge strategy, project updates and goals and participating in management’s annual budget preparation.

SEABRIDGE GOLD	21

•	undertaking an annual assessment process of the performance of the Board, a separate assessment of the Chair and CEO and taking action required to address any issues.

•	monitoring director overboarding and director renewal (if all director nominees are elected, then five directors (50% of the full Board and 62.5% of the independent directors) will have joined the Board within the past five years).

•	all Board Committees are made up of at least 50% independent directors, with the Audit Committee, HRCC and Corporate Governance and Nominating Committee being 100% independent directors.

•	Board Committees are authorized to engage advisors independently when necessary to fulfil their mandates.

Finally, Seabridge relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis and other operational activities, human resource management, regulatory compliance, and communications with employees and third parties. These IT systems include internally managed infrastructure as well as third-party cloud platforms and software-as-a-service solutions and may be subject to disruptions arising from a variety of sources. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work and redundancies to mitigate the likelihood or impact of failures. In addition, the Issuer’s IT systems and software are protected through multiple layers of security controls including endpoint protection, threat detection and response capabilities, perimeter firewalls, identity and access controls including multi-factor authentication, email security solutions, and monitoring tools. An independent IT vulnerability assessment was conducted in 2024 reporting on gaps and providing recommendations for improvement within the Issuer’s security protocols. The Issuer is currently undergoing an additional vulnerability assessment as part of its ongoing cybersecurity program. The Issuer also conducted a network penetration test by a third-party consultant in the third quarter of 2025. The Issuer conducts ongoing cybersecurity awareness training and simulated phishing exercises designed to help employees recognize potentially malicious emails or other communications that could lead to unauthorized access to the Issuer’s systems or data. The Board also receives ongoing cybersecurity awareness training. Seabridge has not experienced any material losses relating to cyber-attacks or other information security breaches in the last three years.

SEABRIDGE GOLD	22

CORPORATE GOVERNANCE

The Board is committed to instituting and maintaining robust governance practices, which are important to the success of the Corporation and to the continuing support of its stakeholders. The Corporation is also required by regulators to report annually on specific elements of its corporate governance practices.

Board of Directors

Independence

The ten incumbent directors are standing for re-election at the Meeting, eight of whom the Corporation has determined to be independent: Trace Arlaud, Matthew Coon Come, Clem Pelletier, Julie Robertson, John Sabine, Gary Sugar, Carol Willson and Colin Joudrie. A director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings.

The Corporation’s Chair and CEO, Rudi P. Fronk, is not independent. On August 1, 2022, Melanie Miller, who was first elected as a director of the Corporation in June, 2019, was appointed Vice President, Chief Sustainability Officer of the Corporation, making her non-independent.

Meetings of Independent Directors

The Board follows a practice of holding an in-camera session at the end of every Board meeting at which only independent directors are present. This provides an opportunity for open and candid discussion amongst all independent directors and facilitates the exercise of their independent judgment. The Corporation’s Governance Committee is comprised of four independent directors. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management to review governance matters for the Corporation. The emphasis of the Governance Committee’s work is to ensure that independent directors have the information and resources required to meet their responsibilities and to provide a mechanism for informed direction from independent directors and collaborative oversight of management. The Governance Committee formally met five times during the Corporation’s most recently completed financial year.

SEABRIDGE GOLD	23

Independence of Chair

The Chair is not independent due to his position as CEO of the Corporation. In August 2021, the Corporation appointed John Sabine as Lead Director. He previously practiced corporate law for over 45 years. The Lead Director’s role is to act as the independent leader of the Board and his responsibilities include, amongst other things, the following:

(a)	Ensuring that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest.

(b)	Ensuring the interests of shareholders are duly represented in Board deliberations.

(c)	Consulting with the Chair regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.

(d)	Consulting with the Chair regarding the generation of the Corporation’s annual objectives. The Lead Director, with the recommendation of the Governance Committee, may add items to the Corporation’s annual list of objectives in furtherance of the Board’s oversight of, and recognizing the significance of such objectives in the determination of, compensation awards.

(e)	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.

(f)	Establishing Board Committees that have independent directors serving as Chair.

(g)	Authority to call meetings of the independent directors or of the Board.

(h)	Debriefing the Chair on decisions reached and suggestions made at meetings of independent directors or during in camera sessions.

(i)	Facilitating communication between the independent directors and the Chair, including by presenting the Chair’s views, concerns and issues to such directors and raising with the Chair, as appropriate, views, concerns and issues raised by the directors.

(j)	Overseeing the annual Board and individual directors’ evaluation process and, with the support of the Governance Committee, conducting the CEO evaluation.

(k)	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.

(l)	Authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

The full content of the Lead Director’s Role and Responsibilities is available for review on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Board processes are managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Board’s committees by ensuring

SEABRIDGE GOLD	24

that committees consist of directors with experience in the disciplines required for the performance of their mandates and such directors have open access to information from management. There are three key committees in this respect: (a) the Audit Committee, which oversees the Corporation’s financial reporting processes and has general responsibility for oversight of the Corporation’s internal controls, enterprise risk management, complaints handling and information systems of the Corporation; (b) the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results; and (c) the Sustainability Committee, which establishes sustainability policies and goals, and monitors performance of the Corporation on matters relating to the environment, social responsibility and governance. The Corporation believes these committees include members with a depth of experience equivalent to that of management. Information in respect of the Corporation’s HRCC is set forth below under the heading “Executive Compensation – Compensation Analysis and Discussion”.

Attendance

During the fiscal year ended December 31, 2025, the Corporation held ten directors’ meetings. Nine of the directors were at all of the meetings and Matthew Coon Come was at nine of the ten meetings. When appropriate, directors are excluded from portions of some meetings to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Circular: Rudi P. Fronk is a director of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Trace Arlaud is also a director of Global Atomic Corp., Imdex Limited and IGO Limited; Matthew Coon Come is also a director of Labrador Iron Mines Holdings Limited; Melanie Miller is also a director of Highland Copper Company Inc.; and Colin Joudrie is also a director of Selkirk Copper Mines Inc.

Board Mandate

The Board’s formally approved mandate provides that the Corporation's Board of Directors is responsible for the overall stewardship of its business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also specifically consider the legitimate interests that its other stakeholders may have. The Board manages its own affairs, including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees to provide it advice and exercise delegated powers, duties and responsibilities. The Board’s principal duties and responsibilities include:

(a)	managing, or supervising management of, the business and affairs of the Corporation, acting in accordance with its statutory duties, and complying with the laws, regulations, by-laws applicable to the Corporation;

(b)	ensuring that appropriate structures and procedures are in place to permit the Board to function independently of management;

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(c)	to participate with management in developing corporate objectives, goals and strategic plans with a view to enhancing shareholder value and promoting a responsible presence within the communities the Corporation serves;

(d)	to provide oversight of the Corporation’s enterprise risk management framework, including the identification, assessment, and management of key risks including emerging risks that could impact the Corporation’s strategy, financial performance and long-term value. The Board has delegated oversight of specific risk categories to its Board Committees and annually ensures management maintains effective processes to manage the top risks pertaining to the Corporation’s strategy and corporate objectives;

(e)	to establish and appoint Committees, each with a charter setting forth its responsibilities, structure and functions;

(f)	nominate candidates for election as directors, bearing in mind competencies, backgrounds, skills, qualifications and diversity, and provide comprehensive orientation for new directors;

(g)	engage in succession planning and oversee executive succession planning, appointing officers and overseeing their integrity, training, development and compensation;

(h)	ensuring effective communication with shareholders, other stakeholders and the public, and reporting financial performance and material developments in the Corporation’s business; and

(i)	ensuring the implementation of adequate control and information systems to discharge its responsibilities, and assess itself, its committees’ and the directors’ effectiveness and contribution.

Position Descriptions

The Corporation has developed position descriptions for the Chair and CEO, the Lead Director and the Chairs of each Board committee. In general, it is the responsibility of the Chair of the Board, the Lead Director and the Chairs of the committees to ensure that the formally-approved mandates of the Board and its committees are fulfilled. The Chair and CEO has the responsibility for:

(a)	overseeing directors’ meetings and acting as Chair of shareholder meetings;

(b)	developing the Corporation’s business plan, annual objectives and strategy for approval by the Board;

(c)	disseminating accurate and complete information in respect of the Corporation to shareholders, regulatory agencies and the public;

(d)	evaluating directors and participating in the evaluation of Board composition;

(e)	managing the day-to-day business of the Corporation, including the delegation of responsibilities and duties to other officers and employees;

(f)	representing the Corporation to the public;

(g)	presenting the annual budget to the Board, which sets forth expected sources of cash and expenditures for the year; and

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(h)	communicating the annual business plan to other officers, employees and consultants and assigning their responsibilities in respect of it.

Orientation and Continuing Education

Director nominees are selected for their expert knowledge of various aspects of the mining industry gathered over decades of working in or for the industry. The Corporation also supports directors in their efforts to continuously update their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities. In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and our operations. New director nominees are afforded access to the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings. The Corporation also provides information on investor relations, director liability and insurance, insider trading, and filing obligations. In addition to providing information on its public website, the Corporation also has a secure portal for directors to access corporate information, meeting materials, minutes and financial information.

All directors are invited each year to attend a lengthy briefing by the entire senior management team on the current operations, challenges and strategy of the Corporation at each of its projects. A second meeting with management occurs to review, discuss and approve the annual budget and financial plan for the Corporation’s financial year. In March 2023, the Board initiated an annual strategic retreat for the directors held offsite during the annual Prospectors and Developers Association Conference. During the 2025 retreat, the topics included, among other things, a review of Corporate Strategy, discussions on Board performance and management succession, including CEO succession, consideration of Corporation wide risks, developments in sustainability disclosure obligations and climate-related risks, the status of relationships with stakeholders and a review of the Corporation’s objectives and weightings thereof for compensation purposes. The directors each receive the KSM Project Monthly Report, which updates progress on Environment, Permitting and Community; Health, Safety and Security; and Infrastructure Scope Status. The latter provides information on the status of infrastructure works under the current year’s work program, including the BC Hydro Treaty Creek Terminal construction, fish habitat offsetting programs, camp construction, road construction, and drilling and data acquisition.

The Corporation encourages directors to participate in a site visit to its KSM Project. During the Covid-19 pandemic, site visits were halted but resumed in the summer of 2022.  Due to early works construction activities, the KSM Project is now more easily accessible by road and new permanent accommodation is available to visitors. In August 2023, seven directors, including the two new directors elected in June 2023, visited and toured the KSM Project. No director site visits took place in 2024 or 2025. The only new director since August, 2023 had been to the site before being elected as a director.

The Corporation has joined, and made each of its directors members of the Institute of Corporate Directors (“ICD”) in Canada and the National Association of Corporate Directors (“NACD”) in the United States of America. Through the ICD and NACD, the directors are informed on an ongoing basis of issues relevant to performing their role as directors, including relevant corporate governance issues, legal and regulatory decisions, and emerging and pressing issues including ESG, cybersecurity and climate change. All the directors may receive NACD’s daily updates by email, NACD’s quarterly publication, The Resource, and the quarterly

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issues of the Director Journal published by ICD, all of which include relevant regulatory and legal activities affecting the extraction industry and corporate governance of public issuers.  In addition, the Governance Committee circulates commentaries and analyses, advisories from regulators and the advice of counsel and auditing firms relevant to the directors including, among others, from the KPMG Board Leadership Center, and from well-regarded law firms in Canada and the United States, all of which are available online.

The ICD and NACD each offer courses for director education and certification, and the Corporation has funded the participation of several of its directors in those courses. Directors are encouraged to attend, at the Corporation’s expense, in person and online conferences and webinars offered by various organizations including ICD, NACD and by law firms and public accounting firms in both Canada and the United States. In 2025, the Corporation held a cybersecurity training session for the Board, and the Board received educational presentations from RBC Capital Markets, including a mining industry update and a session focused on transactions and joint venture partnerships. Julie Robertson attended a number of training sessions, including the IFRS 18 Roundtable, a session held by KPMG on current SEC and PCAOB developments, a session on human rights, a session on diversity, inclusion and belonging for leaders and a session focused on financial reporting developments for public companies. Matthew Coone-Come attended PDAC and a Quebec investment forum in 2025. Melanie Miller participated in several NACD online briefings as well as attending the Reuters Sustainability Reporting Conference and Climate Week NYC. Trace Arlaud participated in several courses, conferences and presentations, including courses through the Corporate Finance Institute where she is working towards her Financial Modeling & Valuation Analyst Certification and she was also the closing keynote speaker and a panelist at the Canadian Institute of Management's 2025 Capital Projects Conference. Colin Joudrie attended the board of directors' introductory courses provided by ICD and NACD. Carol Willson completed an ICD course related to compensation matters and Clem Pelletier and John Sabine also completed ICD courses on Artificial Intelligence.

Code of Business Conduct and Ethics, Governance Policies and Corporate Policies

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”), Governance Policies and Corporate Policies that set forth the Corporation’s expectations for the conduct of the people who act on behalf of the Corporation. The Code and Policies are posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”). The Code and Policies are also provided to all directors, officers and employees upon starting work for the Corporation, and are also recirculated annually for review. The Governance Committee is responsible for the content of the Code and certain Policies, and updates them periodically as the Corporation’s governance and legal requirements evolve. The Code was substantially rewritten in 2025 and the revised Code was adopted on May 13, 2025. A formal CEO evaluation process was developed and associated minor amendments were made to the Lead Director Role and Responsibilities and the Corporate Governance and Nominating Committee Charter. A copy of the Code is also available on SEDAR+ and EDGAR websites.

The Code includes provisions addressing compliance with laws, including anti-corruption laws, conflicts of interest, corporate opportunities, fiscal integrity, health, safety, employment practices, the environment, respect for human rights, confidentiality of information and appropriate conduct, including in respect of financial reporting, information technology and government dealings. The provisions on conflicts of interest require directors not to engage in acts that conflict with the interests of the Corporation and to avoid placing themselves in a position where their private or personal interests conflict with the interests of the Corporation. If a conflict arises, the conflicted director must make immediate and full disclosure of a

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conflicting interest to the Chair or the Lead Director. After disclosure, the Board will take appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

The Corporation’s internal control over financial reporting program includes a control relating to monitoring compliance with the Code. Management reports to the Audit Committee under this control and the control is tested by both internal and external auditors. Violations of the Code must be reported in accordance with the Corporation’s Whistleblower Policy. No such infractions were reported to the Board in 2025. The Corporation has a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things. The contacts for reporting breaches are:

AuditCommitteeChair@seabridgegold.com
LeadDirector@seabridgegold.com

The Whistleblower Policy also specifies that the Corporation may not require prior notice of reports made to regulatory authorities, and is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. No reports by whistleblowers were made pursuant to the Policy in 2025.

In addition to the Code of Business Conduct and Ethics, the Corporation’s Policies include the following: (i) Communications and Disclosure Policy, (ii) Community Sponsorship and Donation Policy, (iii) Diversity and Inclusion Policy, (iv) Environmental Policy, (v) Sustainability Policy, (vi) Health and Safety Policy, (vii) Insider Trading Policy, (viii) Whistleblower Policy, and (ix) Workplace Employment Policy, as well as the following Governance Policies:

Say-on-Pay Policy, which provides appropriate director accountability to the shareholders for the Board’s compensation decisions. Specifically, this Policy gives shareholders a formal opportunity to provide their views on executive compensation, and compensation plans, by an advisory vote to be taken at each annual general meeting. While shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by the shareholders.

Equity Ownership Policy, which was adopted to set out securities ownership guidelines that will enhance alignment of the interests of directors and executive officers of the Corporation with its shareholders. The ownership requirements can be met by the holding of common shares, RSUs and DSUs (being “securities”) of the Corporation. The amount to be held is expressed as a multiple of each executive officer’s annual base salary and each non-executive director’s annual basic retainer. This Policy also provides that equity-based compensation awards to non-executive directors in any calendar year will not exceed a value of $150,000 at the date of the grant. For executive officers, the required ownership multiples of annual base salaries are: CEO - 3, CFO and COO - 2, Senior VPs - 1 ½, VPs – 1. Non-executive directors are required to hold 3 times their annual basic retainer. Each individual has five years from March 8, 2023 to become compliant. The value of securities ownership of executives and non-executive directors when the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of, (i) the

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acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date before the Policy became effective (i.e. March 7, 2023); and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Similarly, the value of securities ownership of executives and non-executive directors who join the Corporation after the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date the individual joins the Corporation; and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Subsequent acquisitions of shares for individuals are the acquisition cost of common shares and the grant date value of RSUs. Once compliant, an individual is not required to increase the individual’s holdings if market prices of the common shares cause a decrease in the value of their holdings provided: (i) the individual’s securities ownership does not drop below that number of securities required to qualify held at the time he/she first met the ownership requirement; and (ii) the individual’s securities ownership requirement remains the same. The Governance Committee will undertake reporting annually to the Board on compliance with this Policy.

Anti-Hedging Policy, which provides that directors, Named Executive Officers, and any designated officers (including their family members and entities which they control) may not engage in any kind of hedging transaction that could reduce or limit the economic risk with respect to their common shares or other securities of the Corporation (including outstanding stock options and RSUs). Prohibited transactions include the purchase of financial instruments (including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, units of exchangeable funds or other derivative securities) that are designed to, or that may reasonably be expected to have the effect of, or offset, a decrease in market value of equity securities of the Corporation.

Incentive-Based Compensation Recovery Policy (or Clawback Policy), which authorizes the Corporation to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer serving during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation, except if recovery would be impracticable because of certain circumstances, including the cost of recovery exceeding the amount owed, recovery violating the laws of the country in which recovery is sought, or recovery would otherwise have certain consequences under US laws for an otherwise tax-qualified retirement plan.

Respectful Workplace Policy and Program, which is a commitment by the Corporation to provide all employees with: (i) a workplace free from discrimination, bullying, harassment, sexual harassment, and workplace violence; and (ii) an environment that is free from intimidating, threatening, or disruptive behaviour. The Corporation will not tolerate, and this Policy

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provides definitions for, discrimination, bullying and harassment, cyberbullying, sexual harassment, and workplace violence. Employees engaging in such conduct are subject to disciplinary action, up to and including termination of employment or denial of site access privileges for violation of this Policy. The Policy sets out how employees may make complaints to management and seek redress, it prohibits retaliation against employees for making complaints in good faith, and sets out the investigation process that follows a complaint. The Corporation also commits to provide periodic training sessions for employees on recognizing prohibited behaviour, understanding the procedures to seek redress, and appropriate responses to such behaviours.

Shareholder Engagement Policy was created because the Board believes engagement with our shareholders is important to ensure good corporate governance and transparency. To provide for such engagement, this Policy outlines how management may interact with shareholders and how the Board and shareholders may communicate with each other. While the Chair and CEO is the primary spokesperson to the shareholders and investment community, and meets frequently with investors, this Policy creates a process for shareholders to contact the Board and dedicates the Corporate Secretary (by email to: bruce@seabridgegold.com or by mail at: 106 Front Street East, Suite 400, Toronto, ON Canada, M5A 1E1) to receive and review communications and meeting requests. Directors and management are prohibited by applicable laws and policies from disclosing or discussing non-public, potentially material information and disclosure of certain information is subject to the policies and practices with respect to the treatment of confidential information. These constraints may impact the timing and substance of communications or meetings with shareholders.

Nomination of Directors

As part of the annual performance evaluation of the effectiveness of the directors and the Board described below under the heading "Board Performance Evaluation", the Governance Committee also considers the balance of skills, experience, independence and knowledge on the Board and the diversity of the Board in accordance with its Diversity and Inclusion Policy. It is the objective of the Board to select the most qualified and highest functioning directors from relevant diverse backgrounds.

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and alignment with the Corporation's strategic objectives and risk profile and produces a matrix of the skills possessed by the current directors. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The table set forth above labelled “Skills Matrix” under the heading “Nominees for Election as Directors - Nominees’ Skills” sets out the skills and experience of each director nominee.

When a vacancy opens on the Board, or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. The Governance Committee generally canvasses the directors for their highly regarded individual contacts in the mining and investment industries, as well as consultants in the executive search business for

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suggestions for new candidates for Board nomination who have expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established, the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

The Governance Committee recommended, and the Board approved, the nomination of the ten incumbent directors for re-election to the Board at the Meeting as set forth in this Proxy Circular above. The Board believes that the ten incumbent directors collectively possess the skills, industry and professional experience, cultural background, and other qualities and have the diversity appropriate for, meeting the needs of the Corporation.

Board Performance Evaluation

The Corporation conducts a formal annual board performance evaluation process led by the Governance Committee. The evaluation is undertaken by Hansell McLaughlin Advisory (“Hansell”), an independent corporate governance advisor, who completes the evaluation of the Board, its committees and a review of individual directors. Each Committee Chair also completes a self-assessment considering their performance against their Committee charters. Hansell produces a written report of the evaluation that is shared and reviewed by the Governance Committee to identify potential opportunities for improvement and then these opportunities and the report are shared and reviewed with the full Board. The detailed evaluation process includes a questionnaire completed by each director as well as one-on-one discussions are held between each director and Hansell. The 2025 evaluation was positive. Generally, the skills of the Board were considered strong, with some directors thinking the size could be reduced by 1-3 directors. The directors were satisfied with the extent of strategic discussions but would like more of the time spent on longer-term strategic direction. Risk oversight is improving and the emphasis on safety is a strength. The extent of the information provided to the Board was satisfactory. The Committees were viewed as operating effectively and communication with the management team was good.

CEO and Executive Evaluation

The Board, with the assistance of Hansell, its independent corporate governance advisor, has developed and oversees a performance evaluation for the CEO in his role as CEO. The evaluation process includes interviewing members of the executive team as well as the other directors and delivering this feedback to the CEO. The Corporation has also been developing its evaluation process for the executive team, which includes interviews with each of the executive team members.

Succession Planning

The Board, through the Governance Committee, is engaged in succession planning.  The Committee considers the risks and strategic priorities facing the Corporation in the foreseeable future and the implications for leadership.  The challenge is identifying the skills, expertise and experience that will be required in that future.  The Committee’s priority assignment is succession planning for the CEO who is engaged with the Committee and, among other things, is to provide the Committee routinely with names of potential successors, both internally and externally, for the CEO position together with an assessment of each candidate’s strengths and those skills or traits needing improvement or development.  The Committee assesses the strengths of internal talent available for consideration and is also empowered to engage external advisors to assist in the planning process and to provide names and credentials of external candidates for the Committee to consider.

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The CEO, COO, and Vice President, Human Resources assess the leadership succession within senior management and report annually on individuals who may warrant advancement within or into the group.  They also identify candidates who would benefit from individualized development, such as career coaching, mentorship, support and specialized educational opportunities.  The Board receives an annual report on the progress of the leadership team and the identification of internal candidates for promotion.

Corporate Governance and Nominating Committee

The Governance Committee has four members, all of whom are independent. In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the Governance Committee:

Audit Committee

The Audit Committee comprises three unrelated and independent directors. Members will be appointed annually by the Board following the Corporation’s annual general meeting, or at such other times as the Board may determine, and one member will be designated as the Chair. The Audit Committee will meet at least quarterly and report regularly to the Board on its activities. It has the authority to retain its own advisors.

The Audit Committee is responsible for overseeing the Corporation’s accounting and financial reporting processes. It has general responsibility for oversight of internal controls, enterprise risk management, complaints handling and information systems of the Corporation. The Committee’s duties and responsibilities include:

•	with respect to financial accounting and reporting processes:
○	to review with independent auditors, prior to making a recommendation to the Board, annual and interim financial statements, including notes thereto, management’s discussion and analysis (“MD&A”) relating to such financial statements, any associated expert report or opinion and all securities offering documents,
○	to ensure the adequacy of procedures to review the Corporation’s public disclosure,
○	to review significant estimates and judgements made by management in the preparation of financial statements and their appropriateness, and
○	review the Corporation’s regulatory filings as they relate to financial statements and MD&A.
•	with respect to internal controls, enterprise risk management, cybersecurity, complaints handling and information systems:

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○	to satisfy itself that the design, implementation and maintenance of the Corporation’s internal controls is effective,
○	to review the appropriateness, effectiveness and compliance of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation’s reporting and disclosure,
○	to receive regular reports from management on the risks faced by the Corporation and the status of measures to mitigate them,
○	to review with management, at least annually, privacy and cybersecurity risk exposure and policies, procedures and mitigation plans in place to safeguard the Corporation’s information systems and data,
○	to provide risk oversight of the Corporation’s quarterly enterprise risk report which includes a heat map that has prioritized and quantified the key risks, and the status of action plans implemented by management to mitigate such risks, and
○	to review and ensure the Corporation has procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls or auditing matters and for the confidential, anonymous submission of concerns regarding questionable accounting or audit matters.

•	with respect to the independent auditors:
○	to evaluate their performance,
○	to review their terms of engagement and proposed fee,
○	to review a formal plan for the annual audit with them and management,
○	to monitor relationships, if any, between them and the Corporation to assess their independence,
○	to review and pre-approve all audit and audit-related, and any non-audit, services and fees and other compensation relating to them, and
○	to implement structures and procedures for regular meetings with them without management.

•	with respect to litigation, contingencies and disclosure:
○	to review with management, the external auditors and, where appropriate, internal or external legal counsel, any pending, threatened or reasonably possible litigation, claims, disputes or regulatory proceedings involving the Corporation, including the potential impact, likelihood of loss and range of possible outcomes and to oversee and evaluate the appropriateness of management’s accounting for related provisions, contingent liabilities and contingent assets consistent with established standards for reporting contingent liabilities and contingent assets, as well as the adequacy and completeness of related disclosures in the Corporation’s financial statements and MD&A, including significant judgments, assumptions and uncertainties.

The full content of the Audit Committee Charter is available on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Human Resources and Compensation Committee

The HRCC undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Circular under the heading “Executive Compensation – Compensation Analysis and Discussion”. The HRCC consists entirely of independent directors.

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The HRCC was established by the Board to implement and oversee human resources, to review compensation policies, and to make recommendations on compensation to the Board. Its duties and responsibilities are as follows

1.	to review and recommend human resources and compensation policies and guidelines for the Corporation to the Board for approval by the Board and to implement and administer such approved policies;
2.	to establish policies and programs to recruit, develop, and retain senior management with the skills and experience critical to the requirements of the Corporation; to provide for orderly succession of senior management; and to recommend to the Board appointments of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice Presidents and the Vice Presidents (collectively, the “Executives”);
3.	on an annual basis, to measure the Corporation’s degree of success against annual objectives developed by the Chief Executive Officer and approved by the Board to determine "at-risk" compensation for senior management and bonus considerations for other employees;
4.	on an annual basis, to review the total compensation of the Chair and the Executives against their performance, mandates and objectives and make recommendations on their compensation to the Board;
5.	on an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;
6.	to review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and recommend to the Board for confirmation awards under short term (“STIP”) and long-term incentive (“LTIP”) plans for its Executives, and all grants of equity-based compensation including Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”) to all directors and officers; and ensure the proper administration of the Corporation’s STIP, LTIP, DSU, and RSU programs in conformity with the Corporation’s approved plans;
7.	on an annual basis, to review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies including base salary, long and short- term incentive plans, and any benefit plans
8.	to receive annually from the Chief Executive Officer compensation strategies for all employees recommendations concerning annual compensation policies and budgets, including long and short-term incentives including DSUs and RSUs for all employees;
9.	to engage independent compensation advisors to assist the HRCC by recommending to the HRCC current compensation practices in the industry, reviewing the Corporation’s compensation practices for its officers and directors, and providing annually for consideration by the HRCC a list of peer company issuers and their reported compensation for benchmarking compensation; and
10.	to review and approve the disclosure in the Corporation’s annual Management and Information Circular of all compensation and incentive payments recommended and granted during the most recently completed financial year.

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The HRCC holds formal, scheduled meetings and also regularly communicates through less formal telephone calls.

Two Additional Board Committees

In addition to the HRCC, the Audit Committee and the Governance Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the areas of exploration (including estimation and disclosure of mineral reserves), development and operations, including the promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of four directors, of which three are independent directors, including the Chair. It has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such industry leading practices, and has unrestricted access to all Seabridge information and may retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

The Technical Committee meets with management on a regular basis and receives extensive briefings on the Corporation’s activities, typically with a meeting in the first half of the year setting forth proposed activities for the year. In some years, the Technical Committee will conduct a visit to the KSM and Bronson Corridor Projects to see field activities in person. All directors are invited to participate in these meetings to learn about corporate strategies, project development and operations planning firsthand. As part of its work, the Technical Committee reviews risk exposures of the Corporation in line with its mandate.

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Sustainability Committee

In recognition of the importance of managing risks relating to environmental, social and governance (“ESG”) matters, corporate social responsibilities and awareness of related public policy matters to the continuation of a sustainable and profitable enterprise, the Corporation formed a Sustainability Committee in March 2021. The Sustainability Committee is made up of five directors, four of which are independent directors, and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and climate change, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

As part of its role, the Sustainability Committee recommends short-term and long-term plans and strategies in support of sustainability and climate change goals, and from these recommends annual goals and metrics for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals and metrics. The Committee’s work led to the publication of the Corporation’s inaugural Sustainability Report in 2021 and Sustainability Reports have been published every year since. The 2025 report is expected to be released in late May 2026.

Assessments

The Governance Committee, currently consisting of four independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors” and “Board Performance Evaluation”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness, the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years, with the average tenure of current directors being 8 years and with five new directors having joined the Board in the past five years. The average tenure is skewed by the presence of the Chair and CEO on the Board, who is also the founder of the Corporation, and has been on the Board for 27 years. The average tenure of the independent directors is 5.75 years. In 2025, the Board decided, among other things, to promote greater Board renewal by not nominating the two

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longest serving directors, other than the Chair and CEO, and nominating a new independent director Colin Joudrie, for election. The Corporation believes its approach to Board renewal has been effective and reflects that formal mechanisms for Board renewal, such as mandatory retirement age or term limits, are not necessary at this time.

Policies Regarding Diversity in Board Membership and Executive Officers

The Corporation’s Diversity and Inclusion Policy is annexed as Appendix 1 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership, and the employment of executive officers, should be based on merit and it remains committed to selecting the best qualified persons to the Board and as officers.  To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders.  The Board has also identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, "diversity” includes, but is not limited to, sex and gender, Indigenous identity, disability and racialized minority status.

The Board recognizes that diversity in experience and perspective can contribute to better problem-solving, decision-making, and innovation. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific abilities, skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments, and executive officers’ employment and promotion, will be made based on the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace.

The Corporation believes that the promotion of diversity will be furthered by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic, except the percentage of women on the Board and in management and the inclusion of a Canadian Indigenous member of the Board. The Corporation set a goal of 30% women directors by its AGM in 2023. This goal was achieved in 2022. The Corporation also set a goal of 30% women executive officers by 2025. This goal was achieved at the beginning of 2024.  Although the Corporation has not adopted a written target relating to the identification and nomination of members of other designated groups, in 2023 the Corporation decided it was appropriate to add a member of a Canadian Indigenous group to its Board. Since June 2023, the Corporation has had one director that is a member of a Canadian Indigenous group, and he is nominated for re-election. The focus on nominating women and an Indigenous Canadian as directors but not other designated groups is that they are the groups most relevant to the current business of the Corporation and its operations.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the nomination or appointment of new directors. This Committee also oversees the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee regarding diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a director to maintain an effective Board.  In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective

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criteria and with due regard for the benefits of diversity in the Board's composition and the composition of the communities in which it undertakes activities. It is the objective of the Board to select the most qualified and highest functioning directors from relevant backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Diversity Implementation

In 2022, the Corporation increased the number of women on its Board from two to three. In 2023, the Governance Committee determined that the functioning of the Board could be improved by the addition of someone with detailed knowledge of financial reporting together with operations experience. Although the Corporation had satisfied its goal of having a Board of Directors made up of 30% women, the Committee sought out qualified women candidates for nomination to the Board with strong financial reporting skills and operations experience and other complementary skills to improve the gender balance.

In 2023, the Governance Committee added the consideration of diversity, beyond gender diversity, to its goals for Board nominees. Since most of the Corporation’s projects are located within or near territories of Canadian Indigenous peoples, the Governance Committee decided it would be beneficial to add an Indigenous Canadian director with the skills, industry and professional experience that would complement the collective skills and experience of the Board.

Out of the ten nominees for election as directors in 2025 at the Meeting, four are women and one is an Indigenous person. The Board and the executive officers do not include members of other designated groups.

The Governance Committee initiated the formation of the Sustainability Committee which, among other things, advises the Governance Committee on the implementation and monitoring of progress in achieving diversity in the Corporation. The Corporation also engaged an external, independent advisory firm to review and recommend actions to address ESG issues, including the implementation of diversity policies.

Amongst the executive officers of the Corporation (including officers that are also directors), three of ten (30%) are women and one of ten (10%) is a member of a Canadian Indigenous group.

The Corporation reached its goal of 30% women executive officers in January 2024, ahead of its 2025 target, and it achieved its goal of 30% women directors in 2022, ahead of its 2023 target. The Corporation’s achievements since January 1, 2019, when it had no women or Indigenous directors or executive officers, demonstrates that its approach to diversity is achieving results.

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The Corporation is also committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and harassment. The Corporation’s Workplace Employment Policy, states that “The Corporation is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

The Governance Committee will review the Diversity and Inclusion Policy at least annually and earlier if it determines it is necessary.

Expectations and Accountability of Management

The directors access information relating to the operations of the Corporation, through: (a) membership on the Board of Directors of two key members of management, (b) as necessary, the attendance at Board meetings by other members of management at the request of the Chair or the Board, and (c) access to corporate records, as requested. This access is a key element to the effective and informed functioning of the Board of the Corporation. Moreover, each year the Technical Committee holds a meeting at which management presents the work programs for the year. The Technical Committee either holds a second meeting with management to review the results of the work programs or includes a report on results in the meeting at which proposed work programs are presented. All directors are invited to attend these meetings. Quarterly financial reports are also provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004, the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Corporation has been actively developing its enterprise risk management system and reports to the Board on the identified risks and proposed measures to eliminate, reduce or otherwise manage these risks. The Board is confident that the Corporation's management responds ably to this expectation.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(c)	“Executive Officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

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(d)	“Named Executive Officer” or “NEO” means:
(i)	a CEO;
(ii)	a CFO;
(iii)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv)	each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and
(f)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Compensation Objectives

In 2022, the HRCC engaged Bedford to: a) undertake a detailed review of Seabridge’s compensation practices for its officers and directors; and b) provide recommendations to the HRCC on executive and director compensation. As a result of Bedford’s recommendations, in late 2022, Seabridge initiated new short-term (“STIP”) and long-term incentive (“LTIP”) plans for its executive officers.

Each year since 2022, to assist the HRCC in their annual determinations, Bedford has prepared a follow-up independent review of the Corporation’s compensation practices for officers and directors and issued new compensation recommendations for the HRCC to consider. Three principles that guided Bedford’s research and recommendations in the preparation of their 2025 report were as follows:

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Comparator Companies

Based on Bedford’s 2025 review, the 12 companies below were approved by the HRCC of the Board as appropriate comparator companies to Seabridge. Comparator companies are those in the same business, of similar size, which operate and are headquartered in similar places, and which have peers in common. In short, they are companies that would be viewed (and view themselves) as direct competitors for the senior executive personnel the Corporation needs to advance its business. This list has changed from the peer group used in 2024 by eliminating Osisko Mining, Coeur Mining and Silvercrest Metals and adding Centerra Gold, Taseko and Snowline Gold. The Corporation has indicated to Bedford that, when making its recommendations, total compensation at target should generally fall between the 25th and 50th percentiles of the peer group.

Company	Market Cap ($ millions)(1)	Enterprise Value (1) ($ millions)	Primary Metal	Stage	Asset Location	Listing Exchange	Headquarters
Artemis Gold	6,030	3,860	Gold	Production	British Columbia	TSX.V	Vancouver, BC
Centerra Gold	2,140	1,320	Gold-Silver	Production	British Columbia, Turkey, Nevada	TSX, NYSE	Toronto, ON
Equinox Gold	6,660	8,320	Gold	Production	California, Mexico, Brazil	TSX, NYSE	Vancouver, BC
Ero Copper	2,050	2,850	Base Metals	Production	Brazil	TSX, NYSE	Vancouver, BC
First Majestic Silver	5,770	5,520	Silver-Gold	Production	Mexico, Nevada	TSX, NYSE	Vancouver, BC
MAG Silver	3,080	2,870	Silver	Production	US and Mexico	TSX	Vancouver, BC
New Gold	4,870	5,260	Gold, Silver, Copper	Production	Canada	TSX, NYSE	Toronto, ON
NovaGold	3,270	3,050	Gold	Joint Venture Gold Developer	Alaska	TSX, NYSE	Vancouver, BC
Orla Mining	5,420	5,740	Gold and Silver	Production	Mexico, Panama, USA	TSX, NYSE	Vancouver, BC
Skeena Resources	2,610	2,510	Silver-Gold	Development	British Columbia	TSX, NYSE	Vancouver, BC
Snowline Gold	1,542	1,520	Gold	Development	Yukon	TSXV, OTC	Vancouver, BC
Taseko Mines	1,480	2,150	Copper	Production	British Columbia, Arizona	TSX, NYSE, LSE	Vancouver, BC
Median (All Comparators)	3,175	2,960	N/A	N/A	N/A	N/A	N/A
Seabridge	2,260	2,650	Gold, Copper, and Silver	Development, Resource and Reserve Growth	Canada	TSX, NYSE	Toronto, ON

(1] Calculated from July 22, 2025.

Compensation Elements and Determination – Executive Officers

Executive compensation is made up of 3 elements: (1) base salary, (2) a short-term incentive (“STI”) bonus in cash; and (3) a long-term incentive (“LTI”) award in RSUs. The payment of the

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STI bonus in cash is consistent with comparator companies. The payment of LTI compensation in RSUs is to promote executive share ownership and motivate executives to act in ways that build shareholder value. Executives are also entitled to participate in the Corporation’s matching program for retirement savings contributions (described below) and in the health and fitness expense program to supplement their extended health benefits and promote better health and regular physical activity. The amounts received by the NEOs under the retirement savings matching program are disclosed in the “All Other Compensation” column of the Summary Compensation table below.

Salary

Paying base salary compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer (including each of the NEOs) is reviewed each year through an assessment by the HRCC of each executive officer’s performance, a consideration of competitive compensation levels in comparator companies, and the level of competition for qualified people filling the roles needed by the Corporation. Additional consideration is given to internal pay equity. In 2025, Bedford did not recommend any increases in executive officers' base salaries, other than a 4% increase for the CFO. As the CFO was retiring in March 2026, no increase in his salary or any of the remaining executive officers' salaries were made.

STI Compensation

Bedford recommended, and the Corporation adopted, a scorecard-based system for awarding STI compensation, which is given in the form of cash bonuses. These payments are made using established target levels of compensation (expressed as a percentage of base salary), the achievement of corporate objectives (with weightings assigned to each objective), as well as individual achievements and a specific weighting assigned to corporate versus individual achievements.

An annual bonus target, expressed as a percentage of annual salary, was established for each executive level in the Corporation, with bonuses able to be paid beyond the target level to individuals recognized for exceptional performance up to a specified maximum. A percentage of the bonus would be payable in respect of the achievement of corporate objectives, and a percentage would be payable in respect of the achievement of individual objectives. The percentage of the target bonus that is actually paid as a bonus is calculated by aggregating the percentage of corporate objectives achieved multiplied by the percentage payable for achievement of corporate objectives for the executive plus the percentage of individual objectives achieved by each executive officer multiplied by the percentage payable for achievement of individual objectives for that executive. Bedford recommended, and the Board approved, weightings between achievement of corporate objectives and achievement of individual objectives of 100%:0% (corporate:individual) for the CEO and 70%:30% (corporate:individual) for the other executives.

At year end, the HRCC reviews information submitted by management in respect of the achievement of corporate and individual objectives and determines which objectives have been met. Using the pre-established weightings of the objectives, the HRCC determines a percentage score for corporate and individual objectives achieved. In 2025, the fifteen corporate objectives, their respective weightings and the determination as to their achievement were as follows:

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#	2025 Objective	Weighting	Achieved
Corporate Objectives (53%)
1.	Enter into a partnership agreement for KSM with a major mining company that has the technical, financial and social wherewithal to build and operate the project	25%
2.	Secure a minimum of $100 million in new funding to continue to advance early-stage construction activities and final feasibility data collection at KSM	20%	✓
3.	Exit 2025 with more gold resources per common share than reported at year end 2024 (based on including 100% of KSM)	6%
4.	Continue to improve cyber-security systems by eliminating any remaining cyber-security gaps, ensuring secure authentication and providing cyber-security awareness training	2%	✓
Project Objectives (19%)
5.	Complete and file responses to two petitions filed in BC Supreme Court challenging KSM's Substantially Started designation awarded by the BC regulators in July 2024	5%	✓
6.	Satisfy regulatory requirements for the approval of the M-245 permit application for construction of the Mitchell Treaty Tunnels	5%	✓
7.	Develop a strategy to unlock value to shareholders from Courageous Lake	5%	✓
8.	Continue mine closure activities at the former Johnny Mountain Mine to the satisfaction of regulators	2%	✓
9.	Remain in compliance with permit conditions, reporting, regulatory inspections and regulatory requests for all projects	2%	✓
ESG Objectives (11%)
10.	Achieve improvement in key Health and Safety indicators, including a companywide Total Reported Incident Frequency (TRIF) of less than or equal to 1.5 for 2025	5%	✓
11.	Continue to strengthen our social license with Treaty and First Nations and local communities	2%	✓
12.	Continue to mature our risk management programs and systems by developing actions plans that can decrease risk ratings for our more significant risks	2%	✓
13.	Continue to develop internal processes, technology, and controls to support compliance with Canadian Sustainability Standards Board guidelines through workshops, regulatory and reporting update sessions, and internal documentation	2%	✓
Exploration Objectives (17%)
14.	Complete a drill program of at least 8000m (10-12 holes) at Iskut (now Bronson Corridor) in order to announce a maiden gold-copper mineral resource at the Snip North target in Q1 2026	10%	✓
15.	Complete a drill program of at least 2,500m (5-7 holes) at 3 Aces testing the potential for resource delineation to the south of the Central Core Zone	5%	✓[1]
16.	Further evaluate the potential for a Getchell style discovery at Snowstorm deploying AI technology and a three-dimensional ambient noise seismic tomography survey	2%	✓

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In 2025, fourteen of the sixteen objectives were achieved. The combined weighting of the fourteen objectives achieved was 69%.

Bedford recommended, and the Board approved in late 2024, target STI bonus and maximum STI bonus payments for STI compensation of the following percentages of base salary:

Executive Level	STI at Target (% of salary)	STI Max Payment (% of salary)
CEO	100%	200%
President and COO	80%	160%
VP, Finance and CFO	70%	140%
Senior VP	65%	130%
VP	50%	100%

In December 2025, when the HRCC assessed performance of the executives for 2025, it decided that all executives should be paid STI compensation at 1.35 times target level except for the CEO, the Senior Vice President, Technical Services, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President Exploration who were considered to have made contributions worthy of a STI compensation at 1.70 times target level.

At the end of 2025, the Board concluded that each of the Named Executive Officers achieved, at a minimum, their individual goals for 2025 and it was considered that the payment target for individuals would be at target. In other words, individual performance was 100%.

Using the STI payment calculation methodology, the HRCC recommended and the Board approved 2025 STI payments of the following amounts:

1.	Chair and CEO: 100% STI Target at 170% of Target: 170% x (69% of 2025 corporate objectives met x 100% weighting) = 117.3% of salary payment
2.	President and COO: 80% STI Target at 135% of Target: 108% x (69% of 2025 corporate objectives met x 70% weighting +100% of 2025 individual targets met times 30% weighting) = 84.56% of salary payment
3.	Vice President, Finance and CFO: 70% STI Target at 135% of Target: 94.5% x (69% of 2025 corporate objectives met x 70% weighting + 100% of 2024 individual targets met x 30% weighting) = 73.99% of salary payment
4.	Senior Vice President, Technical Services, Senior Vice President, General Counsel and Corporate Secretary, and Senior Vice President, Exploration: 65% STI Target at 170% of Target: 110.5% x (69% of 2025 corporate objectives met x 70% weighting + 100% of 2025 individual targets met times 30% weighting) = 86.52% of salary payment
5.	Senior Vice President, Environmental Affairs: 65% STI Target at 135% of Target: 87.8% x (69% of 2025 corporate objectives met x 70% weighting + 100% of 2025 individual targets met x 30% weighting) = 68.71% of salary payment
6.	All Vice Presidents: 50% STI Target at 135% of Target: 67.5% x (69% of 2025 corporate objectives met x 70% weighting + 100% of 2025 individual targets met x 30% weighting) = 52.85% of salary payment

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LTI Compensation

Bedford recommended that for Seabridge’s LTI compensation, based on its analysis of the practices of comparator companies, the LTI compensation reflect the following principles:

(a)	Seabridge must offer competitive pay practices that include an opportunity to participate in the growth and success of the Corporation;

(b)	Seabridge should limit annual equity compensation grants to below a value-adjusted burn rate of 2.08% of total outstanding shares; and

(c)	Seabridge should provide equity-based compensation using restricted share unit plans or deferred share unit plans, as well as link equity-based compensation to performance of the Corporation, which is preferred by shareholder rights groups and proxy advisors.

To be competitive with comparator companies, Bedford recommended and the Board approved target LTI payouts and maximum LTI payouts each year of the following percentages of salary for executives:

Executive Level	LTI at Target (% of salary)	LTI Max Payment (% of salary)
CEO	200%	300%
President and COO	150%	225%
Vice President, Finance and CFO	150%	225%
Senior VP	100%	150%
VP	80%	120%

In late 2013, the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. The Corporation had a Stock Option Plan at the time but found it ineffective in promoting share ownership amongst executives. First, during the years of adverse market conditions for mining companies from 2012 to 2016, non-director employees, who met or exceeded their objectives, saw their options expire without realizing value. Second, options incur a significant non-cash expense when granted, reflecting their value in a volatile market, but this expense is not recaptured when the options expire unexercised, which may cause corporate expense levels to appear overstated. Finally, as most option holders sell shares on exercise of their options to recover the exercise price of the option, the number of optioned shares required to achieve a particular compensation effect is likely considerably greater with option grants than with a grant of RSUs (which have no exercise price), leading to greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution. Accordingly, the Corporation stopped granting stock options to executives in 2019 and terminated its Stock Option Plan in June 2024 after it ceased to have any options outstanding. The Corporation has chosen to use RSUs as its preferred means of granting LTI compensation for executives, consistent with the principles recommended by Bedford. In addition, Bedford recommended that the Corporation grant equity-based compensation to directors in the form of deferred share units (“DSUs”). In 2024, the Board amended its RSU Plan also to permit the grant of DSUs to non-executive directors and such plan was approved by shareholders at the Corporation’s AGM in 2024. The terms of the Corporation’s Restricted Share Unit and Deferred Share Unit Plan (the RSU/DSU Plan”) and additional details regarding the RSU/DSU Plan are set forth in Appendix 2 to this Circular.

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The Corporation’s RSU/DSU Plan gives the Board the discretion to specify vesting criteria at the time of RSU grants, including time-based vesting or performance-based vesting. The Corporation believes that the vesting of many of such grants should be specifically tied to achieving critical corporate objectives that are expected to result in increased shareholder value and, therefore, these RSUs could be considered performance share units (or PSUs). Putting the receipt of its equity-based awards at risk of loss is also consistent with our compensation principles and is preferred by shareholder rights groups and proxy advisors. To illustrate the Corporation’s approach to RSU vesting criteria, the vesting criteria for RSUs outstanding on December 31, 2025 that were granted before 2025 are set forth below.

Year of Grant	Vesting Criteria
2022	• 50% of RSUs granted vest on the announcement of a KSM JV agreement, or other transformative transaction affecting the ownership and control of KSM
2023

•     25% of RSUs granted vest on the completion of a Bankable Feasibility Study at KSM

•     25% of RSUs granted vest on January 5, 2026 provided that on December 31, 2025 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over previous 12-month period

•     25% of RSUs granted vest on December 10, 2026 provided the individual is still an employee of the Corporation

2024

•     33% of RSUs granted vest on a positive construction decision at the KSM Project

•     33% of RSUs granted vest on January 4, 2027 provided that on December 31, 2026 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over previous 12-month period

•     33% of RSUs granted vest on December 6, 2027 provided the individual is still an employee of the Corporation

In 2025, the Board approved LTI payouts at the target payout level for all executives as set forth above. In order to convert target payouts (expressed in dollars) into an equity value, the Corporation used a share price of US$25.00 per share for US-based employees and CAD$36.00 per share for Canadian-based employees. Therefore, the LTI payout for the executive officers was calculated as follows (with some rounding to arrive at even numbers):

For US-based employees: LTI Payout % at Target x Salary ÷ US$25.00/share	For Canadian-based employees: LTI Payout Percent at Target x Salary ÷ CAD$36.00/share

A discretionary grant of 5,000 RSUs was approved for the Corporation's Vice President Finance and CFO in recognition of him agreeing to defer his retirement date from December 31, 2025 to March 31, 2026 to assist with the transition to a new CFO, with such RSUs vesting upon his official retirement. This grant, together with the process described above for the remaining executive officers, resulted in 155,800 RSUs being granted to executive officers in 2025, representing 0.15% of the weighted average number of securities outstanding for the applicable fiscal year (i.e. maximum potential burn rate of 0.15%).

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For 2025, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers, other than the Vice President Finance and CFO, as LTI compensation, with the associated weighting for each criteria:

33.3%

to vest on (i) January 4, 2028, provided that on December 31, 2027 our share price has outperformed the GDXJ VanEck Gold Miners index by greater than 10% over the previous 24 month period; or if (i) is not satisfied, then (ii) on January 4, 2029, provided that our share price has outperformed the SPDR Gold Trust (GLD) by greater than 10% over the previous 36 month period

33.3%

to vest upon the successful spin-out of the Courageous Lake project to shareholders into a separately listed public company; or completion of some other transformative transaction on the Courageous Lake project where at least US$250 million in value is realized by shareholders

33.3% to vest upon completion of KSM's North Treaty Creek and Upper Treaty Creek access roads

Executive Compensation for 2026

There are no changes to the Corporations compensation approach for 2026. The Corporation has established ten corporate objectives for 2026, and their respective weightings are as follows:

#	2026 Objective	Weighting
Corporate Objectives (40%)
1.	Enter a partnership agreement for KSM with a major mining company that has the technical, financial and social wherewithal to build and operate the project	30%
2.	Exit 2026 with more gold resources per common share than reported at year end 2025 (based on including 100% of KSM and Courageous Lake)	10%
Project Objectives (30%)
3.	Initiate and advance KSM bankable feasible study in alignment with partner	10%
4.	Receive amended M245 permit for building Mitchell Treaty Tunnels and associated infrastructure	5%
5.	Complete construction of the Treaty Creek switching station to enable the "green" power hookup of KSM to the BC Hydro Northwest Transmission line	5%
6.	Take all necessary actions to oppose judicial proceedings initiated by third parties challenging our Substantial Start Designation and seeking to prevent our Mitchell Treaty Tunnels from proceeding as proposed	5%

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#	2026 Objective	Weighting
7.	Spin out the Courageous Lake project to our shareholders in a new publicly traded company	5%
ESG Objective (10%)
8.	Maintain positive relationships with Treaty and First Nation groups and communities in proximity to our projects, evidenced by tracking feedback, implementing collaborative initiatives, and entering into contracting agreements	10%
Exploration Objective (10%)
9.	Publish a maiden gold-copper mineral resource for the Snip North deposit and complete a follow-up drill program of at least 15,000 meters (17 to 20 holes) designed to find limits of the deposit	10%
Health and Safety Objective (10%)
10.	Deliver a strong, proactive behaviour-based safety culture with a TRIF below 1.5, supported by tracking safety metrics, collaborating on initiatives, and establishing HSS-aligned contracts	10%

STI compensation for 2026 will be based on the achievement of these objectives. Unlike mining companies with production, the Corporation does not operate mines or produce revenue. As such, many of the common metrics used by other companies as objectives such as production, revenue, or profitability are not applicable to the Corporation’s business.

Many of the Corporation’s objectives are focused on being able to advance projects to a next step. The Corporation’s projects are in remote locations (many are helicopter access only, some are in mountainous terrain, and others are very far north), which means that weather conditions and access to properties present meaningful challenges to conducting work. Accordingly, completing work that provides information to progress a project forward is frequently not a straightforward objective to accomplish and introduces more risk to compensation awards than may be evident in the wording of the objective itself.

Compensation Risk

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. For the reasons set forth below, the Board believes that it has taken appropriate steps, to date, to reduce the risk of compensation that encourages officers to take inappropriate or excessive risks, or act in their own best interests to achieve greater compensation at the expense of the interests of the Corporation:

(a)	The Corporation is not a producing company (so there is no incentive to boost operating performance to meet short-term goals at the expense of long-term profitability).

(b)	The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources.

(c)	Directors oversee the Corporation’s internal controls over financial reporting to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

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(d)	The Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short-term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers are directly tied to achieving goals and objectives or vest over several years.

(e)	The Corporation has adopted three policies to address risks associated with its compensation approach: (1) an Incentive-Based Compensation Recovery Policy, (2) an Anti-Hedging Policy, and (3) an Equity Ownership Policy (as described in more detail below).

(f)	Several of the annual objectives the Board has used to assess compensation for most senior officers include a technical component or a market measure. For example, bonuses paid in relation to increasing the number of resource and reserve ounces of gold per share, the completion of favorable engineering studies, or the performance of the share price above a designated index or fund.

(g)	Where vesting criteria relate to completion of a transaction, the Board ultimately must approve the terms of the transaction, and, for significant transactions, with advice from independent financial advisors.

It is important for the Board to be comfortable that incentives for achieving corporate objectives do not jeopardize the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them.

As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to independently review the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this Technical Committee to mitigate compensation risks in connection with the Corporation’s long-term technical goals.

Clawback Policy

In early 2023, the Board first adopted a Policy on Recoupment of Incentive Compensation, often called a “clawback policy”. In November 2023, the Corporation adopted a new Incentive-Based Compensation Recovery Policy to meet the requirements of the New York Stock Exchange (“NYSE”) and the US Securities and Exchange Commission. Under this Policy, the Corporation is authorized to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer who served during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation except if recovery would be impracticable because of certain circumstances, including the cost of recovery exceeding the amount owed, recovery violating the laws of the country in which recovery is sought, or recovery would otherwise have certain consequences under US laws for an otherwise tax-qualified retirement plan.

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The amount of incentive compensation that may be recouped is the amount of incentive-based compensation paid in excess of the amount that would have been paid had the financial statements been accurate. This acts as a disincentive for executives to engage in fraud to drive their compensation higher.

Anti-Hedging Policy and Equity Ownership Policy

An important objective behind the Corporation’s compensation approach is the alignment of executives’ interests with the interests of shareholders through equity ownership. Holding a meaningful number of shares or RSUs of the Corporation over a long term, and being exposed to risks of a decline in share price, also helps to reduce the risk of executives engaging in conduct that reduces the value of their shares or RSUs.

In early 2023, the Corporation adopted an Anti-Hedging Policy that prohibits directors and the executive officers of the Corporation from engaging in any kind of hedging transaction (i.e., purchasing derivatives or other financial instruments) to limit or offset a decrease in the market value of shares or RSUs held, directly or indirectly, by the director or NEO and thereby preserve the alignment of executives’ interests with shareholders.

In 2023, the Corporation established its Equity Ownership Policy. In brief, this Policy sets requirements for directors and executive officers equity ownership based on a multiple of their annual salary. In early 2024, the Corporation amended its Equity Ownership Policy to reflect a limit on the aggregate value of share-based compensation non-executive directors may receive in a year at $150,000. For a summary of the terms of the Equity Ownership Policy, see the subsection of this Circular entitled “Equity Ownership Policy” under “Code of Business Conduct and Ethics, Governance Policies and Corporate Policies” in the “Corporate Governance” section.

All of the current directors hold sufficient equity securities of the Corporation to meet the ownership threshold applicable to them under the Equity Ownership Policy. All executive officers have met the requirement applicable to them under the Equity Ownership Policy.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation, based on a $100 investment in the Corporation’s common shares made on December 31, 2020 (being the start of such five-year period). For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”), the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) and the SPDR Gold Trust are also provided. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the shares of the Corporation on the TSX and the value of the units of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

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Over the five-year period, a $100 investment in the Corporation’s common shares would have increased in value to $194.69 as compared to an increase to $210.85 for the S&P/TSX Composite Total Return Index, an increase to $287.41 for the S&P TSX Composite Global Gold Total Return Index and an increase to $239.19 for the SPDR Gold Trust.

Salary and bonus compensation for NEOs over this five-year period has increased. The Corporation has had to hire a significant number of new personnel associated with advancing early works construction at the KSM Project to achieve the SSD. As a larger company, with larger budgets and significantly larger work programs, executive officer roles and responsibilities have increased. Being in an industry with strong competitive pressures for experienced personnel, to achieve its objectives and attract and retain the necessary personnel the Corporation has had to keep compensation competitive relative to our comparators. Another reason for the increase in compensation arises due to the great extent to which the Corporation puts pay at risk by linking compensation to achievement of objectives and the executives have been very successful at achieving these objectives.

Gold prices performed strongly in 2025 and the shares of many gold producers were up significantly over the last year, which appears to be linked to greatly increased profitability due to the higher gold price. The share prices of non-producing gold explorers and developers lagged behind the producers, but many have outperformed the producers over the final two or three quarters of 2025. The Corporation intends to continue to build value in its assets and expects that as the value proposition of the gold sector at current gold prices becomes more apparent to investment markets, gold company shares will benefit and the value that has been built in the Corporation’s assets will be recognized.

Share-Based and Option-Based Awards

The Corporation’s RSU/DSU Plan is currently used to grant RSUs as LTI compensation in consideration of: (a) the duties and seniority of the officer, and (b) the achievement of certain milestones by the Corporation, by the performance of the Corporation’s shares or by the officer continuing to work for the Corporation for a designated period. Currently, this is the principal way in which share-based compensation is paid to executive officers. The Corporation’s Stock

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Option Plan was terminated on June 27, 2024. The method for determining the number of RSUs to be granted to the directors and officers as long-term compensation is set forth above.

Compensation Governance

Human Resources and Compensation Committee

Compensation policies and practices are established by the Board. The HRCC has the responsibility to administer these compensation practices through recommendations to the Board. New senior officers are hired after an analysis of compensation paid by comparator companies to executives with similar responsibilities. The Corporation has been engaging Bedford each summer to review the list of comparator companies used by the Corporation and make recommendations on appropriate changes and review the latest proxy materials and make recommendations on changes to the Corporation’s compensation approach and salary levels. Late in each year the HRCC receives input from the Chair and CEO and the Vice President Human Resources to evaluate the performance of executives against corporate and individual objectives and assess reasonable target payout levels and competitive issues which could affect retention of key personnel. The HRCC then makes a formal recommendation to the Board for: (a) appropriate comparator companies; (b) adjustments to executives’ base pay (if any); (c) the size of the target payout that should apply for executive STI and LTI compensation (and director LTI compensation) based on the extent of the achievement of corporate and individual objectives; and (d) criteria to use for RSU vesting conditions. The Board makes final determinations and may exercise its discretion to vary the recommendations of the HRCC.

The responsibilities, powers and operation of the HRCC are described above under “Corporate Governance – Human Resources and Compensation Committee”.

In 2025, the Corporation’s HRCC was made up of Gary Sugar (Chair), Clement Pelletier and John Sabine, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

Mr. Sugar, the Chair of the HRCC, has served on the compensation committees of other publicly traded precious metal companies.

Mr. Pelletier founded and ran a consulting company as CEO that grew to over 200 employees and oversaw compensation decisions. He has acted as Chair of the compensation committee for a public company for four years and served on compensation committees of other public companies, as well as participated in labour negotiations for a major mining company.

Mr. Sabine is the Corporation's Lead Director and practiced corporate and securities law for over 40 years advising public companies operating in the mining industry. Mr. Sabine has served on the board of directors for a number of public mining companies, including serving as a member of the compensation committee.

Compensation Consultants

Bedford has been hired annually since 2022 as a compensation consultant to assist the Board and the HRCC in refreshing its compensation practices. Bedford’s mandate is set forth above in the Section entitled “Compensation Discussion and Analysis”.

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Executive Compensation Related Fees

The aggregate fees billed by Bedford for its services relating to reviewing the compensation approach of the Corporation for its directors and Executive Officers in 2024 and 2025 are set forth below. Bedford provided no other services to the Corporation in 2024 or 2025.

	2025	2024
Compensation Review	$24,000	$24,000
All other fees	Nil	Nil
Total	$24,000	$24,000

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years. The Named Executive Officers of the Corporation in 2025 are Rudi P. Fronk, Christopher J. Reynolds, Ryan Hoel, C. Bruce Scott and William Threlkeld.

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards (2) ($)	Option-Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
					Annual Incentive Plans (4)	Long-term Incentive Plans
Rudi P. Fronk Chair & CEO	2025 2024 2023	953,862(1,6) 890,305(1,6) 877,175(1,6)	1,964,272 1,330,676 1,142,180	Nil Nil Nil	1,118,919 881,813 762,602	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	4,037,053 3,102,794 2,781,957
Christopher J. Reynolds Former VP, Finance and CFO(7)	2025 2024 2023	395,000 367,500 350,000	179,878 403,026 229,534	Nil Nil Nil	292,300 288,600 202,930	Nil Nil Nil	Nil Nil Nil	21,660 21,040 20,520	888,838 1,080,166 802,984
Ryan Hoel Senior VP, COO	2025 2024 2023	628,920(6) 616,365(6) 506,063(6)	971,343 690,901 329,475	Nil Nil Nil	531,787 595,135 293,415	Nil Nil Nil	Nil Nil Nil	31,446 30,818 25,303	2,163,496 1,933,219 1,154,256
C. Bruce Scott Senior VP, General Counsel and Corporate Secretary	2025 2024 2023	472,500 472,500 450,000	474,879 345,451 294,331	Nil Nil Nil	408,800 354,700 260,910	Nil Nil Nil	Nil Nil Nil	22,779 21,919 20,520	1,378,958 1,194,570 1,025,761
William Threlkeld Senior VP, Exploration	2025 2024 2023	440,244(6) 431,456(6) 404,850(6)	453,293 322,421 263,580	Nil Nil Nil	380,846 323,934 234,732	Nil Nil Nil	Nil Nil Nil	18,344 21,573 18,559	1,292,727 1,099,383 921,721

1.	The Chair and CEO is also a director but does not receive fees for acting in his capacity as a director.
2.	The Corporation calculated the grant date fair value of the RSUs granted in 2023-2025 using a Monte-Carlo simulation and the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
3.	There were no options granted to Named Executive Officers in 2023 to 2025.

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4.	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
5.	The Corporation matches 200% of employee contributions to retirement savings. The numbers in this column reflect the amount contributed by the Corporation.
6.	The executive officer’s salary is payable in US Dollars. Changes in salary in 2023 to 2025 are due to the change in the CDN$:US$ exchange rate, except for the President and COO whose salary increased from US$375,000 in 2023 to US$450,000 in 2024 upon his appointment to President and the Chief Executive Officer whose salary increased from US$650,000 in 2024 to US$682,500 in 2025.
7.	Mr. Reynolds retired as Vice President Finance and CFO on March 31, 2026.

For the purposes of the column headed “Share Based Awards” in the Table above, using the targets and vesting schedule described above, the following RSUs were granted to Named Executive Officers in 2025:

Officer	LTI at Target (% of salary)	Base Salary	Weighted Average Share Price	RSUs Granted
Rudi P. Fronk	200%	US$682,500	US$25.00	54,600
Christopher J. Reynolds	150%	C$395,000	CAD$36.00	5,000
Ryan Hoel	150%	US$450,000	US$25.00	27,000
C. Bruce Scott	100%	C$472,500	CAD$36.00	13,200
Bill Threlkeld	100%	US$315,000	US$25.00	12,600

The Corporation has implemented a retirement savings plan (“Savings Plan”) to assist employees, including NEOs, with saving for retirement. Employees may join the plan at any time. Employees must make regular contributions, up to 2.5 per cent of their earnings (which includes basic pay and any bonuses), to the Savings Plan through payroll deductions. Employees may also choose to make additional contributions on a voluntary basis. The Corporation will match 200% of employee’s regular contributions, up to a maximum of 5 per cent of an employee’s salary.

The Corporation also provides a health and fitness expense reimbursement program (up to CAD$7,500 annually) to supplement its extended health benefits and promote better health and regular physical activity for its employees.

The amounts in the “All other Compensation” column above include the contributions made by the Corporation to the Savings Plans of the relevant NEO.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU/DSU Plan. There are no outstanding option-based awards.

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Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Rudi P. Fronk	Nil			Nil	262,603	10,685,316	Nil
Christopher J. Reynolds	Nil			Nil	55,675	2,265,416	Nil
Ryan Hoel	Nil			Nil	107,000	4,353,830	Nil
C. Bruce Scott	Nil			Nil	67,050	2,728,265	Nil
William Threlkeld	Nil			Nil	61,600	2,506,504	Nil

1.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $40.69. All RSUs are subject to vesting criteria and the vesting criteria for the outstanding RSUs are set forth above.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all RSUs that vested during the financial year ended December 31, 2025 for each of the Named Executive Officers:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value vested during the year (1) ($)
Rudi P. Fronk	Nil	Nil	Nil
Christopher J. Reynolds	Nil	Nil	Nil
Ryan Hoel	Nil	Nil	Nil
C. Bruce Scott	Nil	Nil	Nil
William Threlkeld	Nil	Nil	Nil

1.	The Corporation had no outstanding awards, whether option-based, share-based or non-equity-based, held by the NEOs that vested in 2025.
2.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

The only outstanding share-based awards to be disclosed above are RSUs.

Pension Plan Benefits

The Corporation has implemented a retirement savings program for all employees, including executives, under which the Corporation will match 200% of employees’ contributions to retirement savings plans up to a maximum of 5% of annual salary.

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Termination and Change of Control Benefits

Termination Without Cause

Based on recommendations from Bedford in 2022, under the Corporation’s employment contracts with executive officers, executive officers will receive the following in the event of a termination without cause: 1) their salary paid up to the date of termination; 2) a severance payment equal to 100% of their base salary; 3) a bonus payment equal to their target bonus; and 4) 12 months’ worth of benefits. Unvested securities will vest at the discretion of the Board. See the table below for a tabular version of this information.

Pay Element	Payment
Salary	Paid to termination date
Severance	100% of base salary
Bonus	100% of target bonus
Unvested Securities	Vest at the discretion of the Board
Continuation of Benefits	12 months

The table below quantifies the above payments to each NEO assuming they were terminated without cause on December 31, 2025 and their unvested securities were fully vested:

Officer	Severance	Bonus	Unvested Securities	Benefits
Rudi P. Fronk	$953,862	$953,862	$10,685,316	$143,079
Christopher J. Reynolds	$395,000	$276,500	$2,265,416	$59,250
Ryan Hoel	$628,920	$503,136	$4,353,830	$94,338
C. Bruce Scott	$472,500	$307,125	$2,728,265	$70,800
Bill Threlkeld	$440,244	$286,158	$2,506,504	$66,036

Termination in connection with a Change of Control

Executive officers that are terminated, or that resign for “good reason”, in the three-month period before, or within 12 months after, a change of control are, with limited exceptions, entitled to the following: 1) their salary paid up to the date of termination; 2) a severance payment equal to 150% of their base salary; 3) a bonus payment equal to 150% of their target bonus; 4) 12 months’ worth of benefits. Unvested securities will automatically vest. For this purpose, “good reason” means a constructive dismissal, such as a reduction in term and

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conditions of employment, including title or role. See the table below for a tabular version of this information.

Pay Element	Payment
Salary	Paid to termination date
Severance	150% of base salary
Bonus	150% of target bonus
Unvested Securities	Automatically vest
Continuation of Benefits	12 months

The table below quantifies the payments to each NEO assuming they were terminated in connection with a change of control on December 31, 2025.

Officer	Severance	Bonus	Unvested Securities	Benefits
Rudi P. Fronk	$1,430,793	$1,430,793	$10,685,316	$143,079
Christopher J. Reynolds	$592,500	$414,750	$2,265,416	$59,250
Ryan Hoel	$943,380	$754,704	$4,353,830	$94,338
C. Bruce Scott	$708,000	$460,687	$2,728,265	$70,800
Bill Threlkeld	$660,366	$429,237	$2,506,504	$66,036

Director Compensation

Compensation Elements and Determination – Directors

Non-Executive director compensation is made up of: (1) annual cash retainers for the roles taken by the directors on the Board and on Board Committees, and (2) long-term compensation in the form of DSUs.

Retainers

For 2025, Bedford recommended and the Board approved annual retainers for the directors as set forth below.

Director Role	Compensation (US$/yr)
Board Member Annual Retainer	$60,000
Lead Director Annual Additional Retainer	$35,000
Chair, Audit Committee	$16,000
Chair, Human Resources and Compensation Committee	$14,000
Chair, Other Committees	$11,000
Member (other than Chair), All Committees (except Audit Committee)	$2,500
Member (other than Chair), Audit Committee	$3,000
Meeting Fee	NIL

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For 2026, based on recommendations from Bedford, the annual retainers will remain the same.

Equity-Based Compensation

Based on its benchmarking, Bedford recommended target annual equity compensation of 1.5 to 2 times a director’s annual retainer for being a Board Member. The Corporation adopted Bedford’s recommendation. As with its executives, to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation related information to the HRCC), which for 2025 was US$25.00 for US-based employees and CAD$36.00 for Canadian-based employees. Under the Corporation’s Equity Ownership Policy, equity-based compensation for non-executive directors is also capped at $150,000 per year for each director based on the share price on the date of grant.

In 2024, the Corporation amended its Restricted Share Unit Plan to include the grant to non-executive directors and settlement of Deferred Share Units. A deferred share unit, or DSU, is equity-based compensation under which each DSU converts into one common share, but DSUs only convert after the holder leaves the Board.

In determining the amount of equity-based compensation paid to non-executive directors in any year relative to target, the Board considered the same factors that it considers for executive STI compensation. In 2025, the Board decided to award 3,750 DSUs to each non-executive director, except for the Lead Director. Mr. Sabine was awarded 4,150 DSUs in recognition of his role as Lead Director. Using a deemed share price of the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the HRCC), the RSU awards to directors resulted in an award of approximately 1.5 times the directors’ base annual retainer, approximately at the target level of compensation recommended by Bedford.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fee Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Trace Arlaud	90,907	150,300	Nil	Nil	Nil	Nil	241,207
Matthew Coon Come	90,907	150,300	Nil	Nil	Nil	Nil	241,207
Colin Joudrie	44,876	345,900	Nil	Nil	Nil	Nil	390,776
Melanie Miller(1)	Nil	273,415	Nil	199,382	Nil	338,939	811,736
Clement A. Pelletier	107,690	150,300	Nil	Nil	Nil	Nil	257,990
Julie Robertson	106,292	150,300	Nil	Nil	Nil	Nil	256,592
John Sabine	137,224	166,332	Nil	Nil	Nil	Nil	303,556
Gary Sugar	104,892	150,300	Nil	Nil	Nil	Nil	255,192
Carol Willson	108,390	150,300	Nil	Nil	Nil	Nil	258,690
1.	Melanie Miller is an officer of the Corporation and receives no additional compensation for serving as a director. The figures above reflect her compensation as an executive officer with LTI compensation (under “Share-Based Awards”), STI compensation (under “Non-Equity Incentive Plan Compensation”), salary and retirement plan contributions (under “All-Other Compensation”).

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Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

Option-Based Awards					Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Trace Arlaud	Nil			Nil	15,750	640,868	Nil
Matthew Coon Come	Nil			Nil	22,750	925,698	Nil
Colin Joudrie	Nil			Nil	13,750	559,488	Nil
Melanie Miller(2)	Nil			Nil	31,400	1,277,666	Nil
Clement A. Pelletier	Nil			Nil	15,750	640,868	Nil
Julie Robertson	Nil			Nil	22,750	925,698	Nil
John Sabine	Nil			Nil	16,950	689,696	Nil
Gary Sugar	Nil			Nil	15,750	640,868	Nil
Carol Willson	Nil			Nil	15,750	640,868	Nil

1.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $40.69.

2.	Melanie Miller is an officer of the Corporation and is compensated for such role. She receives no additional compensation for serving as a director.

The share-based awards granted by the Corporation to its directors are in the form of RSUs and DSUs granted under its RSU/DSU Plan. The RSU grants included in the table above vest on the earlier of three years and the director resigning or otherwise ceasing to be a director. The DSUs included in the table above settle (convert into shares or, at the Corporation’s discretion, a cash equivalent) after a director ceases to be a director. DSUs are considered to provide the non-executive directors with an incentive to act in the long-term interests of the Corporation since they only receive shares (or the cash value of their shares) after they leave the Corporation. The Board selected DSUs for the non-executive directors instead of RSUs based on the recommendation of Bedford that it reflects a preferred corporate governance approach.

Grants of stock options to directors ceased in 2019.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of all stock options and RSUs that vested during the financial year ended December 31, 2025 for each of the Directors who are not Named Executive Officers. No options were outstanding at any time during the year.

Director Name	Option Based Awards Value vested during the year ($)	Share-Based Awards Value vested during the year (1) ($)
Trace Arlaud	Nil	198,350
Matthew Coon Come	Nil	-

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Director Name	Option Based Awards Value vested during the year ($)	Share-Based Awards Value vested during the year (1) ($)
Colin Joudrie	Nil	-
Melanie Miller	Nil	-
Clement A. Pelletier	Nil	198,350
Julie Robertson	Nil	-
John Sabine	Nil	198.350
Gary Sugar	Nil	198,350
Carol Willson	Nil	99,175

1.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its RSU/DSU Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	971,796	N/A(1)	550,670
Equity compensation plans not approved by securityholders	Nil shares	N/A	Nil
Total	971,796		550,670
1.	The outstanding securities are RSUs and DSUs which vest (RSUs) or are settled (DSUs) and common shares are issued in respect of them without payment of any consideration.

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

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PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Seabridge for use at the Meeting, and at any adjournments thereof, to be held on June 24, 2026 at 10:00 a.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form, or proxy form will be distributed to registered and beneficial shareholders on or about May 19, 2026. The Corporation is providing only its registered shareholders, and those shareholders with existing instructions on their account to be sent a paper copy of the Corporation’s meeting materials, with paper copies of this Circular.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the

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Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by three different means: mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 for receipt before the Meeting. The Corporation has set 10:00 a.m. (Toronto time) on June 22, 2026 as the deadline for shareholders to submit their proxies. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Circular, non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are "non-objecting beneficial owners" and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are "objecting beneficial owners".

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting or wish to appoint a third-party proxyholder, to represent them at the Meeting must submit their voting instruction form

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naming their proxyholder.  (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority.  If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals. Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares.  Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings.  Under these rules, the election of directors is considered a “non-routine” proposal.  The appointment of auditors for the 2026 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals.  These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”).  If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals.  If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals.  Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario, Canada M5H 4A6 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chair at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 4, 2026 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are

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entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 107,622,939 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 4, 2026. The holders of common shares are entitled to one vote for each common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 4, 2026, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

Pan Atlantic Holdings Ltd. owns 10,673,611 Common shares of the Corporation representing 9.92% of the outstanding shares of the Corporation and FCMI Parent Co., which owns all of the shares of Pan Atlantic Holdings Ltd., owns 4,972,625 Common shares representing 4.62% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.55% of the Corporation’s outstanding shares. Pan Atlantic Holdings Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Corporation also provides information through its Facebook, LinkedIn and Twitter accounts at:

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Facebook:	https://www.facebook.com/SeabridgeGold

LinkedIn:	https://www.linkedin.com/company/seabridge-gold-inc

X:	https://x.com/GoldSeabridge

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by directors at the Meeting please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2027 must be received by the Corporation between January 25, 2027 and March 26, 2027.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED as of this 8th day of May, 2026.

SEABRIDGE GOLD INC.

“Rudi P. Fronk”

Rudi P. Fronk
Chair and CEO

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APPENDIX 1
DIVERSITY AND INCLUSION POLICY

1.0	Commitment to Diversity

Seabridge Gold Inc. and its subsidiaries (together “Seabridge Gold”) is committed to basing its senior employment and governance decisions on merit and believes that diversity enriches our workplace and fosters an environment where everyone feels valued, respected, and empowered to succeed. We believe that having a diverse team leads to better problem-solving, decision-making, and innovation, and we aim to create a sense of connection and purpose.

The commitment to diversity starts with the Board and the executive team.

2.0	Scope of Policy

This policy applies to all Canadian directors and executives. This policy should be read in conjunction with Seabridge Gold’s Respectful Workplace Policy and Program.

In this policy, “diversity” refers to those designated groups identified by the federal Employment Equity Act and means a person’s sex and gender, indigenous identity, disability, and racialized minority status.

3.0	Accountability

Board appointments, hiring and promotion to the executive team will be made based on the abilities, skills and experience the Company requires at the time, recognizing that diversity on the Board and on the executive team will create a more effective Board and executive.

The Company recognizes that fostering diversity is best achieved by embracing a blend of skills, industry and professional experience, cultural backgrounds, and various other attributes, rather than concentrating on any one aspect of diversity or setting specific targets. We consider this approach to be a fundamental element of effective business management.

4.0	Terms of This Policy

4.1	Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board's effectiveness. In reviewing the Board's composition, the Committee will take into consideration recommendations from the Sustainability Committee about diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee to maintain an effective Board.

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In identifying suitable candidates for appointment to the Board, the Committee will consider candidates merit against objective criteria and with due regard to the benefits of diversity in the Board's composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members, and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

The information is reported annually in the management circular and the sustainability report.

4.2	Responsibilities of The Executive

The executive team reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. The executive team also oversees the conduct of the annual review of its effectiveness.

The executive team will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates to maintain and strengthen an effective executive team.

In identifying suitable candidates for the executive team, the executive team will consider candidates on merit against objective criteria and with due regard for the benefits of diversity. As part of the annual performance evaluation of its effectiveness, the executive team will consider the skills, experience, independence and knowledge of its executives and the diversity of its executive team.

It is the objective of the executive team to select the most qualified and highest functioning candidates from diverse backgrounds.

5.0	Disclosure

The Company will publish this Policy on its website and in its management information circular together with:

•	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
•	how the Committee measures the effectiveness of this Policy;
•	how the Committee and the executive team consider the level of representation of diversity of people on the Board and on the executive team when hiring or promoting to the executive team; and
•	the number and proportion (as a percentage) of directors and executives from designated groups.

6.0	Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary; which review will include an assessment of the effectiveness of this Policy.

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APPENDIX 2
EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit and Deferred Share Unit Plan

The Company's only equity compensation plan is its combined RSU and DSU Plan. The Corporation formally had a Stock Option Plan, which was terminated in 2024. At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the Corporation’s original Restricted Share Unit Plan (the “RSU Plan”).

At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the former Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it could grant either stock options or RSU’s as it saw fit at the time of grant; and
(ii)	increase the number of common shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Stock Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the former Stock Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

At the Corporation’s annual general meeting in 2022, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Stock Option Plan and the RSU Plan combined, by 1,250,000 common shares to 2,674,444 common shares, representing 3.3% of the Corporation’s outstanding common shares at the time. Since the Corporation ceased granting stock options in 2019, all of these shares were effectively reserved for issue under the RSU Plan.

At the Corporation’s annual general meeting in 2024, the shareholders approved amending the RSU Plan to allow the Corporation to also grant deferred share units (“DSUs”) to non-executive directors of the Corporation and increased the number of common shares reserved for issue under the RSU/DSU Plan to 2,085,711 common shares representing approximately 2.4% of the Corporation’s outstanding common shares at the time. The amended RSU Plan that allows for the grant of DSUs is referred to herein as the “RSU/DSU Plan”.

RSU/DSU Plan

The purpose of the RSU/DSU Plan is to advance the Corporation's interests by (a) increasing the equity ownership of eligible participants in the Corporation; (b) aligning the interests of eligible participants with the interests of the shareholders of the Corporation, both short-term and long-term; (c) promoting longer term retention of eligible participants with the Corporation; and (d) providing eligible participants with additional incentive to achieve the goals of the Corporation.

Under the terms of the RSU/DSU Plan, the Board or, if authorized by the Board, the HRCC, may grant RSUs and DSUs (either, an “Award”) to eligible participants. Each RSU and each DSU

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represents the right to receive one common share for no additional consideration in accordance with the terms of the RSU/DSU Plan. An RSU will vest and convert into a common share based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. The expiry date of each (unvested) RSU granted under the RSU/DSU Plan will be determined by the Board at its discretion at the time of each grant, but such expiry date shall not be later than:

(a)	December 15 (or, if it is not a business day, the first business before it) of the third calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are not Non-Employee Contractors (as defined in the RSU/DSU Plan) of the Corporation and are not Special RSUs (as defined in the RSU/DSU Plan); or
(b)	December 15 (or, if it is not a business day, the first business before it) of the fifth calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are Non-Employee Contractors of the Corporation or in respect of Special RSUs,

(which date is referred to herein as the “Latest RSU Expiry Date”). A DSU will vest and convert into a common share after a director ceases to be a director of the Corporation.

On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs or DSUs to the RSU Participant in cash, common shares issued from treasury, or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU/DSU Plan, the fair market value of a common share is the weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date (and which, for greater certainty, may be less than the closing trading price of the common shares on the TSX on that date). In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

Participation in the RSU/DSU Plan is voluntary and, if an eligible participant agrees to participate, a grant of RSUs or DSUs will be evidenced by an agreement or other electronic record between the Corporation and the participant. The interest of any participant in any RSU or DSU may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

A director, officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU/DSU Plan and who agrees to participate in the RSU/DSU Plan is an eligible participant to receive RSUs under the RSU/DSU Plan. Under the RSU/DSU Plan, DSUs will only be issued to a person who is a director and who, at the relevant time, is not otherwise an officer or employee of the Corporation, and such person shall continue to be an eligible director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a designated affiliate of the Corporation (an “Eligible Director”). DSUs may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board.

If the vesting conditions are satisfied for an RSU during a blackout period, the vesting date for such RSU shall be deemed to be deferred thereafter for a period (the "Extension Period") ending on the earlier of (i) one business day after the date the blackout period ends, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date; provided that if an additional

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blackout period is subsequently imposed by Seabridge during the Extension Period, then such Extension Period instead shall be deemed to end on the date which is the earlier of (i) one business day after the end of the last imposed blackout period, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date. If the expiry date of a RSU falls during an Extension Period, the expiry date shall be deemed to be postponed to the last day of the Extension Period. Notwithstanding the foregoing, the Board may, at its sole discretion, elect not to extend the vesting date in respect of a RSU if the RSU will be settled wholly in cash during a blackout period.

If an RSU Participant ceases to be an eligible participant under the RSU/DSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant's account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU/DSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant's account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Reservation of Shares Under RSU/DSU Plan and Plan Limits

The maximum number of common shares which may be issued under the RSU/DSU Plan together with all of the Corporation’s other security-based compensation arrangements, unless otherwise approved by shareholders, was set at 2,085,711 common shares at the Corporation’s shareholder meeting held on June 27, 2024, as described above. As of May 4, 2026, the number of common shares which are reserved for issuance under the RSU/DSU Plan and all of the Corporation’s other security-based compensation arrangements is 1,460,962 common shares, representing in aggregate approximately 1.36% of the Corporation's issued and outstanding common shares. There are 823,887 RSUs outstanding as of May 4, 2026 representing 0.77% of the outstanding shares of the Corporation. There are 82,900 DSUs outstanding as of May 4, 2026 representing 0.08% of the outstanding shares of the Corporation. Therefore, there remains an aggregate of 554,175 common shares available for issue under new grants of Awards.

The RSU/DSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation, may not result in:

(a)	the number of the Corporation’s shares (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, exceeding 10% of the Corporation’s outstanding shares;
(b)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period of more than 5% of the Corporation’s outstanding shares; and

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(c)	the value of DSUs granted to each non-executive director, together with the value of all other security-based compensation arrangements of the Corporation in which a non-executive director may participate, exceeding $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

Amendment Provisions of the RSU/DSU Plan

Under the terms of the RSU/DSU Plan, the Board may, from time to time:

(a)	amend the RSU/DSU Plan or any Award, without obtaining approval of the shareholders of the Corporation to:
(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,
(ii)	change vesting provisions of the RSU/DSU Plan or any Award; or
(iii)	any other amendments of a non-material nature; or
(b)	suspend, terminate or discontinue the terms and conditions of the RSU/DSU Plan and the Awards granted under the RSU/DSU Plan,

provided that:

(c)	any such amendment, as may be applicable to a U.S. Taxpayer shall be subject to compliance with Section 409A of the Internal Revenue Code; and
(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU/DSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU/DSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, "disinterested" shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU/DSU Plan or an amendment to the RSU/DSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU/DSU Plan;
(b)	to change the definition of eligible participants;
(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of Awards which may be granted to insiders under the Plan;
(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;
(e)	to permit awards other than RSUs and DSUs under the RSU/DSU Plan;

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(f)	in respect of grants of DSUs, to permit the introduction or reintroduction of non-employee Directors on a discretionary basis or increase the non-employee Director participation limits; and
(g)	to amend the amendment provisions of the RSU/DSU Plan so as to increase the ability of the Board to amend the RSU/DSU Plan without shareholder approval.

The text of the RSU/DSU Plan may be reviewed by the Shareholders by selecting the “Governance” tab on the Corporation’s website at www.seabridgegold.com and looking under the heading “Share-Based Compensation Plans”.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU/DSU Plan for the three most recently completed financial years:

Plan	2025 Burn Rate(1)	2024 Burn Rate(1)	2023 Burn Rate(1)
RSU/DSU Plan	0.23%	0.42%	0.48%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

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